 Exhibit 99.1

Third Quarter Report 2021

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
This Management’s Discussion and Analysis (“MD&A”) dated October 27, 2021 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 (the “Third Quarter Financial Statements”) that were prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements (“Annual Financial Statements”) filed with Canadian securities regulators and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2020 (the “Form 40-F”), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Mexican pesos or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2020 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedar.com and the Form 40-F is on file with the Securities and Exchange Commission (“SEC”) at www.sec.gov/edgar.
Forward Looking Statements
Certain statements contained in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, may or will occur are forward-looking statements. When used in this MD&A, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation:
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statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 and its variants on the Company’s future operations, including its employees and overall business;

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statements regarding the Company’s forward-looking production outlook, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, and cash flows;

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statements regarding the estimated timing and conclusions of technical studies and evaluations;

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statements regarding the methods by which ore will be extracted or processed;

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statements concerning the Company’s expansion plans at the Kittila mine, Meliadine mine’s Phase 2 project and the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof;

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statements about the Company’s plans at the Hope Bay mine;

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statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

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statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, financing costs and expectations as to the funding or reductions thereof;

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statements regarding estimates of future mineral reserves, mineral resources, effect of drill results on future mineral reserves and mineral resources, mineral production, and sales;

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
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statements regarding the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production;

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statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

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statements regarding anticipated future exploration;

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statements regarding the anticipated timing of events with respect to the Company’s mine sites;

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statements regarding the sufficiency of the Company’s cash resources;

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statements regarding future activity with respect to the Company’s unsecured revolving bank credit facility;

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statements regarding future dividend amounts and payment dates; and

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statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.

Such statements reflect the Company’s views as at the date of this MD&A and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include the assumptions set forth herein and in the Company’s Annual MD&A and AIF filed with Canadian securities regulators and that are included in the Form 40-F filed with the SEC as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic or other factors do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites; that there are no other significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company’s operations at the LaRonde and Goldex mines and other properties do not materially interfere with the Company’s operations; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.
Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to mitigate the effects of or reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex, Meliadine mine and Hope Bay mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, availability of supplies, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company’s operations and projects or other aspects of the Company’s business; uncertainties with respect to

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect financial markets, including the trading price of the Company’s shares and the price of gold, and could adversely affect the Company’s ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including the LaRonde and Goldex mines; mining risks; community actions or protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.
For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the AIF and Annual MD&A as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.
Meaning of “including” and “such as”: When used in this MD&A the terms “including” and “such as” mean including and such as, without limitation.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.
Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential.
Recent Developments
Agreement with Kirkland Lake Gold Ltd. (“Kirkland”)
On September 28, 2021 Agnico Eagle and Kirkland entered into an agreement (the “Agreement”) pursuant to which Agnico agreed, subject to certain terms and conditions, to acquire all of the issued and outstanding common shares of Kirkland (the “Acquisition”) with the combined company to continue under the name “Agnico Eagle Mines Limited”. The Boards of Directors of Agnico Eagle and Kirkland have unanimously approved the Agreement and have recommended that shareholders of Agnico Eagle and Kirkland, respectively, approve the Acquisition.
Pursuant to the Agreement, Kirkland shareholders will receive 0.7935 of an Agnico Eagle common share for each Kirkland common share held. Upon closing, existing Agnico Eagle and Kirkland shareholders will own approximately 54% and 46% of the company, respectively.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
The Acquisition will be effected through a plan of arrangement of Kirkland under the Business Corporations Act (Ontario). The arrangement will require the approval of at least 66 2/3% of the votes cast by the shareholders of Kirkland voting at a special meeting of shareholders. The issuance of shares by Agnico Eagle in connection with the Acquisition is subject to the approval of a simple majority of votes cast by Agnico Eagle shareholders at a special meeting of shareholders.
The Acquisition is also subject to closing conditions customary in transactions of this nature, including receipt of Foreign Acquisitions and Takeovers Act 1975 (Cth) (Australia) clearance, Ontario court approval and applicable stock exchange approvals. The Agreement includes reciprocal non-solicitation provisions, a reciprocal $450 million termination fee and a reciprocal $20 million expense reimbursement payable in certain circumstances.
It is anticipated that both shareholder meetings will take place on November 26, 2021 and that closing will occur in December 2021 or in the first quarter of 2022 subject to satisfaction of the conditions under the Agreement.
Acquisition of TMAC Resources Inc. (“TMAC”)
On February 2, 2021, the Company completed the purchase of all the issued and outstanding common shares and equity instruments exchangeable for common shares of TMAC which owned and operated the Hope Bay mine and also owned exploration properties in the Kitikmeot region of Nunavut. The shares were acquired for approximately $226.0 million in cash consideration (C$2.20 per share). The results of operations of TMAC and the Hope Bay mine have been included from the date of acquisition.
Immediately prior to the closing of the transaction and in accordance with its terms, TMAC retired its $134.0 million long-term debt using its own cash resources and the proceeds of an advance of $105.0 million from the Company. The acquisition also triggered a one-time option for TMAC to buy-back a 1.5% net smelter return royalty on the Hope Bay property from Maverix Metals Inc. which was exercised prior to closing for $50.0 million and the payment made shortly after the acquisition date.
With the acquisition of TMAC, the Company has acquired a 100% interest in the Hope Bay property, which is located in the Kitikmeot region of Nunavut, approximately 685 kilometres northeast of Yellowknife and 125 kilometres southwest of Cambridge Bay. The land package includes the Hope Bay and Elu greenstone belts. The 80-kilometre long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston) with historical mineral reserves and mineral resources and over 90 regional exploration targets.
The property contains significant infrastructure including:
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Underground mine development at the Doris deposit

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A fully enclosed processing plant and a tailings impoundment area near Doris deposit

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A gravel air strip near Doris deposit capable of handling Boeing 737 aircraft and a secondary gravel air strip near Boston deposit

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A port with a laydown facility and fuel storage at Roberts Bay

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An all-weather road network, a diesel power plant and an office-accommodations complex

The Hope Bay mine has established relationships with Inuit residents and organizations and the Government of Nunavut. An Inuit Impact and Benefits Agreement is in place with the Kitikmeot Inuit Association. Historically, a portion of the workforce has come from Nunavut and the Hope Bay mine was also successful in sourcing workers from across Canada, with a large component coming from Western Canadian labour markets.
The Company plans to ramp up a property-wide exploration program and evaluate the Madrid and Boston deposits for future production.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Impact of COVID-19 on the Company’s Business and Operations
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and its variants, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner in which COVID-19, and measures taken by governments, the Company or others to mitigate the effect of or attempt to reduce the spread of COVID-19 and its variants, may affect the Company cannot be predicted with certainty.
COVID-19 and these measures have had and may continue to have an adverse impact on many aspects of the Company’s business including employee health, workforce productivity and availability, travel restrictions, contractor availability, availability of supplies, ability to sell or deliver gold dore bars or concentrate, the Company’s ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company. Measures taken by governments, the Company or others could result in the Company reducing or suspending operations at one or more of its mines.
In the first quarter of 2020, in response to the order by the Government of Quebec ( the “Quebec Order”), the Company took steps to ramp down its operations in the Abitibi region of Quebec (the LaRonde, LaRonde Zone 5, Goldex and Canadian Malartic mines) and significantly reduce activities at the Meliadine mine and Meadowbank Complex in Nunavut. The Company also responded to the decree issued by the Government of Mexico on April 2, 2020 (the “Decree”) by ramping down mining operations at its Mexican operations (Pinos Altos, Creston Mascota and La India mines). With the lifting of the Quebec Order and the Decree, the Company restarted operations at all the aforementioned sites, and ramped up production gradually to regular capacity over the course of the second quarter of 2020. With the exception of the Nunavut-based workforce, most employees returned to work at some point during 2020 while the Company continued to reinforce screening and testing protocols to detect COVID-19 cases prior to permitting entrance to its sites and to control the spread of the virus and its variants.
In March 2020, the Company decided to send the Nunavut-based workforce home and isolate its mines from the local communities. In the second quarter of 2021, the Company worked with local authorities to finalize a plan for reintegrating the Nunavut-based workforce while minimizing the risk of exposure to COVID-19 and spreading the virus to the local communities. The plan was approved in June 2021. A gradual return of the Nunavut-based workforce was planned including training on the robust health protocols and hygiene measures implemented at the sites and re-training on job specific skills and competencies in order to ensure a safe reintegration into the operations. The reintegration of the Nunavut-based workforce at the Meliadine mine and Meadowbank Complex started on June 25, 2021 and was completed in October 2021.
In the first nine months of 2021, none of the Company’s operations were suspended or restricted except for the Hope Bay mine. In late September and again in mid-October, there were a significant number of COVID-19 cases identified at the Hope Bay mine. All employees and contractors had been tested for COVID-19 in Edmonton or Yellowknife before boarding flights and assessed to be negative for COVID-19. Despite this testing, some employees then tested positive at site. Given these events, and with the safety of the employees and the communities as paramount, the Company has made the decision to idle operations as it investigates opportunities to improve screening and testing at the Edmonton and Yellowknife facilities and health protocols at site. This was done in an orderly fashion while ensuring the safety of employees and the sustainability of Agnico Eagle’s infrastructure. The Company expects to be begin returning employees starting in early November 2021. Full operations, including exploration, are expected to resume once the company is satisfied that improved health and safety protocols are in place. As a result, production from Hope Bay in the fourth quarter of 2021 is expected to be reduced.The mine remains isolated from the local communities and the Company believes that the risk of contagion to surrounding communities remains low.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
As a result of the COVID-19 pandemic, the Company took action to help prevent the spread of the outbreak at its sites and protect its employees, contractors and the communities in which it operates. The Company is continuing to adjust protocols in response to the recurring waves of COVID-19. The enhanced health and safety measures continue to focus on screening employees and contractors before entering the Company’s sites for potential symptoms of COVID-19, adopting isolation protocols as necessary, contact tracing of individuals that may have been exposed to the virus, cleaning and disinfection services and facilitating physical distancing. Some of the measures implemented to manage the COVID-19 outbreak are expected to remain in place for the foreseeable future and will increase the production costs at the Company’s operations. These costs relate mostly to increased sanitizing personnel, personal protective equipment (“PPE”), testing of employees and contractors, operating of testing labs, additional employee transportation, and supplies and health support to surrounding communities.
Due to border closures and travel restrictions imposed by federal, provincial, state and local governments, the Company suspended non-essential travel for all employees, including non-essential visits to the Company’s mines and projects. In addition, while the Company’s corporate office and regional offices were initially closed, and employees were requested to work from home, these offices were subsequently re-opened under new hygiene and physical distancing protocols. As employees whose work does not require physical presence in the office continue to work remotely, the Company has utilized various technology solutions to limit the adverse impact of travel restrictions and remote work arrangements on the Company’s ability to operate and adhere to its business goals. Further measures taken by governments, the Company or others related to COVID-19 may adversely affect workforce productivity and availability, including the ability to transport personnel to and from the mine sites located in Nunavut.
The Company continues to assess the logistics challenges to its supply chain and distribution methods to deliver its dore bar and concentrate products from mines to third-party refineries and smelters. The Company has sufficient stock of critical components and has worked closely with its key suppliers to secure future delivery of materials. Inventory of PPE, tires, cyanide, reagents and other critical parts has been increased at all sites. Similarly, the Company has not experienced significant disruption to its distribution network and ability to deliver its products to smelting and refining facilities or ability to sell finished products to its customers. However, further measures taken by governments, the Company or others related to COVID-19 may adversely affect the Company’s availability of supplies or its ability to sell or deliver gold dore bars or concentrate.
The Company noted that, given rising prices for many commodities and disruptions to global supply-chains, the resulting cost pressures are gradually being pushed downstream and are starting to be reflected in the prices for a number of goods and services used by the Company. While the Company continues to implement numerous initiatives to offset this, the Company anticipates upward cost pressure throughout the industry, including at the Company's operations. While difficult to predict, the Company expects that these price pressures will extend into 2022, depending on when inflation conditions and global supply-chains normalize. As a result, the Company currently expects to see an approximate 5% to 7% increase in reagents and consumables prices in 2022, and a related impact on production costs next year. Given the uncertain nature of the inflationary pressures, the Company will continue to actively monitor and identify opportunities to manage and mitigate input cost increases. Although there are signs of tightness in certain labour categories, at this time the Company does not anticipate any abnormal impact on projected costs as a result of wage inflation or workforce costs in 2022, other than certain high demand contracting (including related to exploration). The Company's strategy to contain the risk of workforce cost increases includes initiatives such as implementing organizational workforce cost management projects to improve productivity, as well as career development plans to fill specific technical roles with internal candidates where possible.
There are significant uncertainties with respect to future developments and impact on the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and any current or further measures taken by governments, the Company and others in response to the pandemic. While the

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Company worked closely with the authorities and mining associations to have mining classified as an essential business by both the Quebec and Mexican governments, further suspension or reduction of operations by the Company may be required in response to additional government measures or other measures that the Company otherwise deems appropriate.
Financial and Operating Results
Operating Results
Agnico Eagle reported net income of $114.5 million, or $0.47 per share, in the third quarter of 2021, compared with net income of $222.7 million, or $0.92 per share, in the third quarter of 2020. Agnico Eagle reported adjusted net income of $145.4 million, or $0.60 per share, in the third quarter of 2021 compared with adjusted net income of $189.2 million, or $0.78 per share, in the third quarter of 2020. Adjusted net income is a non-GAAP measure; for a reconciliation of adjusted net income to net income as presented in the Third Quarter Financial Statements, see Non-GAAP Financial Performance Measures in this MD&A.
In the third quarter of 2021, operating margin decreased to $522.0 million compared with $567.8 million in the third quarter of 2020, primarily due to a 9.5% increase in production costs from the acquisition of the Hope Bay mine during the first quarter of 2021. Operating margin is a non-GAAP measure; for a reconciliation of operating margin to net income as presented in the Third Quarter Financial Statements, see Non-GAAP Financial Performance Measures in this MD&A.
Gold production increased to 541,663 ounces in the third quarter of 2021 compared with 492,693 ounces in the third quarter of 2020, primarily due to the contribution of gold production from the Hope Bay mine and increased gold production at the Meadowbank and LaRonde Complexes and the Canadian Malartic and Kittila mines. Partially offsetting the overall increase in gold production between the third quarter of 2021 and the third quarter of 2020 was the ceasing of mining operations in the open pit at the Creston Mascota mine in the third quarter of 2020 and the lower tonnes of ore processed at the La India mine.
Cash provided by operating activities decreased to $291.0 million in the third quarter of 2021 compared with $462.5 million in the third quarter of 2020.
Agnico Eagle reported net income of $440.2 million or $1.81 per share, in the nine months ended September 30, 2021, compared with net income of $306.4 million, or $1.27 per share, in the nine months ended September 30, 2020. Agnico Eagle reported adjusted net income of $476.0 million, or $1.96 per share, in the first nine months of 2021 compared with adjusted net income of $289.5 million, or $1.20 per share, in the first nine months of 2020.
In the first nine months of 2021, the operating margin increased to $1,583.1 million, compared with $1,160.4 million in the first nine months of 2020, primarily due to a 24.9% increase in the sales volume of commercial gold ounces (which excludes 23,595 and 348 ounces of pre-commercial gold production from the Tiriganiaq open pit deposit at the Meliadine mine and the Amaruq underground project, respectively) and a 2.3% higher average realized price of gold between periods.
Gold production increased to 1,584,473 ounces in the first nine months of 2021, compared with 1,235,123 ounces in the first nine months of 2020, primarily due to the impact of COVID-19 precautionary measures in the prior period and the contribution of gold production from the Hope Bay mine which was acquired during the first quarter of 2021. Partially offsetting the overall increase in gold production between the first nine months of 2021 and the first nine months of 2020 was the ceasing of mining operations at the open pit at the Creston Mascota mine in the third quarter of 2020.
Cash provided by operating activities increased to $1,054.3 million in the first nine months of 2021, compared with $788.5 million in the first nine months of 2020.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Financial Results
The table below sets out variances in the key drivers of net income for the three and nine months ended September 30, 2021, compared with the three and nine months ended September 30, 2020:
(millions of United States dollars)	Three Months Ended September 30, 2021 vs. Three Months Ended September 30, 2020	Nine Months Ended September 30, 2021 vs. Nine Months Ended September 30, 2020
(Decrease) increase in gold revenues	$(3.7)	$643.9
(Decrease) increase in silver revenues	(7.6)	2.3
Increase in net copper revenues	1.3	8.6
Increase in net zinc revenues	3.4	10.3
Increase in production costs due to effects of foreign currencies	(25.4)	(86.7)
Increase in production costs	(13.8)	(155.6)
Increase in exploration and corporate development expenses	(11.6)	(36.3)
Increase in amortization of property, plant and mine development	(19.3)	(92.7)
Increase in general and administrative expenses	(5.1)	(25.2)
(Increase) decrease in finance costs	(1.3)	6.0
Change in derivative financial instruments	(65.2)	(84.7)
Change in non-cash foreign currency translation	10.8	18.6
Decrease in other expenses	5.2	30.2
Decrease (increase) in income and mining taxes	24.1	(104.9)
Total net income variance	$(108.2)	$133.8
Three Months Ended September 30, 2021 vs. Three Months Ended September 30, 2020
Revenues from mining operations decreased to $974.1 million in the third quarter of 2021, compared with $980.6 million in the third quarter of 2020, primarily due to a 6.5% and 7.2% lower average realized price of gold and silver, respectively.
Production costs were $452.1 million in the third quarter of 2021, a 9.5% increase compared with $412.8 million in the third quarter of 2020, primarily due to higher mining and milling costs at the Meadowbank Complex and the addition of production costs from the Hope Bay mine that was acquired in the TMAC transaction. Partially offsetting the increase in production costs was a decrease in production costs at the Creston Mascota mine due to the ceasing of mining operations at the open pit in the third quarter of 2020.
Weighted average total cash costs per ounce of gold produced increased to $784 on a by-product basis and $839 on a co-product basis in the third quarter of 2021, compared with $764 on a by-product basis and $835 on a co-product basis in the third quarter of 2020, primarily due to the contribution of production costs from the Hope Bay mine. Cash costs per ounce is a non-GAAP measure; for a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the Third Quarter Financial Statements, see Non-GAAP Financial Performance Measures in this MD&A.
Exploration and corporate development expenses increased to $42.1 million in the third quarter of 2021, compared with $30.5 million in the third quarter of 2020, primarily due to an increase in exploration drilling at all the Company’s projects which were affected by COVID-19 precautionary measures in the prior period.
Amortization of property, plant and mine development increased by $19.2 million to $192.4 million between the third quarter of 2020 and the third quarter of 2021, primarily due to an increase in the tonnage of ore

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
processed at the Meadowbank Complex and Canadian Malartic mine and the contribution of amortization from the Hope Bay mine that was acquired in the TMAC transaction. Partially offsetting the overall increase in amortization was a decrease in amortization at the Creston Mascota mine as open pit operations ceased in the third quarter of 2020.
General and administrative expenses increased to $31.3 million during the third quarter of 2021, compared with $26.3 million during the third quarter of 2020, primarily due to increased compensation and benefits expenses between periods.
Loss on derivative financial instruments amounted to $35.4 million during the third quarter of 2021, compared with a gain of $29.7 million during the third quarter of 2020. As a result of the weakening of the Canadian dollar relative to the US dollar at the end of September 2021, the Company recognized an unrealized loss on currency and commodity derivatives of $27.9 million during the third quarter of 2021, compared to an unrealized gain of $8.3 million during the third quarter of 2020. The unrealized loss on warrants amounted to $17.9 million during the third quarter of 2021, compared to an unrealized gain of $20.9 million during the third quarter of 2020, with the change due to a decrease in the market value of warrants between periods.
Other expenses decreased to $4.0 million during the third quarter of 2021, compared with $9.1 million during the third quarter of 2020, primarily due to a $3.8 million decrease in losses on disposal of property, plant and mine development between periods.
During the third quarter of 2021, there was a non-cash foreign currency translation gain of $6.5 million, primarily attributable to the weakening of the Canadian dollar, Euro, and Mexican peso relative to the US dollar as at September 30, 2021 on the Company’s net monetary liabilities denominated in foreign currencies compared to June 30, 2021. A non-cash foreign currency translation loss of $4.3 million was recorded during the third quarter of 2020.
In the third quarter of 2021, the Company recorded income and mining taxes expense of $86.0 million on income before income and mining taxes of $200.4 million, resulting in an effective tax rate of 42.9%. In the third quarter of 2020, the Company recorded income and mining taxes expense of $110.0 million on income before income and mining taxes of $332.7 million, resulting in an effective tax rate of 33.1%. The increase in the effective tax rate between the third quarter of 2021 and the third quarter of 2020 is primarily due to foreign exchange rate movements.
There are several factors that can significantly affect the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to fluctuate significantly in future periods.
Nine Months Ended September 30, 2021 vs. Nine Months Ended September 30, 2020
Revenues from mining operations increased to $2,874.8 million during the nine months ended September 30, 2021, compared with $2,209.7 million during the nine months ended September 30, 2020, primarily due to a 24.9% increase in the sales volume of commercial gold ounces (which excludes 23,595 and 348 ounces of pre-commercial gold production from the Tiriganiaq open pit deposit at the Meliadine mine and the Amaruq underground project, respectively) and a 2.3% higher average realized price of gold.
Production costs increased to $1,291.7 million during the nine months ended September 30, 2021, compared with $1,049.3 million in the nine months ended September 30, 2020, primarily due to the impact of COVID-19 precautionary measures in the prior period and the contribution of the Hope Bay mine production costs following the acquisition of TMAC.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Weighted average total cash costs per ounce of gold produced decreased to $755 on a by-product basis and $816 on a co-product basis during the nine months ended September 30, 2021, compared with $805 on a by-product basis and $864 on a co-product basis during the nine months ended September 30, 2020, primarily due to increased gold production at the Company’s Quebec, Nunavut and Pinos Altos mines, which were affected by COVID-19 precautionary measures in the prior period and the addition of the Hope Bay mine. Cash costs per ounce is a non-GAAP measure; for a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the Third Quarter Financial Statements, see Non-GAAP Financial Performance Measures in this MD&A.
Exploration and corporate development expenses increased to $110.8 million during the nine months ended September 30, 2021, compared with $74.5 million during the nine months ended September 30, 2020, primarily due to an increase in exploration drilling at all of the Company’s projects which were affected by COVID-19 precautionary measures in the prior period.
Amortization of property, plant and mine development increased by $92.7 million to $548.8 million between the nine months ended September 30, 2020 and the nine months ended September 30, 2021, primarily due to an increase in the tonnes of ore processed at the Company’s mines (other than at the Creston Mascota mine) and the contribution of amortization from the Hope Bay mine. Partially offsetting the overall increase in amortization was a decrease in amortization at the Creston Mascota mine as open pit operations ceased in the third quarter of 2020.
General and administrative expense increased to $107.6 million during the nine months ended September 30, 2021, compared with $82.4 million during the nine months ended September 30, 2020, primarily due to increased compensation and benefits expenses and donations between periods.
Finance costs decreased to $68.2 million during the nine months ended September 30, 2021, compared with $74.2 million during the nine months ended September 30, 2020, primarily due to a decrease of $4.1 million in interest expense on the Company’s Credit Facility. The Company had drawn down and repaid $1,075.0 million on the Credit Facility in the first nine months of 2020 as a precautionary measure in response to the COVID-19 pandemic. In addition, interest expense on the Company’s guaranteed senior unsecured notes was reduced as $360.0 million of the 2010 Series B Notes were repaid in April 2020, partially offset by increased interest expense resulting from the $200.0 million private placement of guaranteed senior unsecured notes which were issued in April 2020.
Loss on derivative financial instruments amounted to $35.4 million during the nine months ended September 30, 2021, compared with a gain on derivative financial instruments of $49.3 million during the nine months ended September 30, 2020, with the change primarily due to an increased unrealized loss on warrants and currency and commodity derivatives, partially offset by an increased realized gain on currency and commodity derivatives. The decrease in the market value of warrants resulted in an unrealized loss of $31.4 million during the nine months ended September 30, 2021 compared to a gain of $52.7 million during the nine months ended September 30, 2020. The unrealized loss on currency and commodity derivatives amounted to $44.3 million during the nine months ended September 30, 2021, partially offset by a realized gain of $38.6 million on currency and commodity derivatives.
Other expenses decreased to $7.2 million during the nine months ended September 30, 2021, compared with $37.4 million during the nine months ended September 30, 2020, primarily due to a decrease of $20.0 million in costs associated with the temporary suspension of mining and exploration activities at the Company’s mine sites and exploration properties due to the COVID-19 pandemic during 2020. In addition, the Company recognized a $10.0 million gain on the sale of certain non-strategic exploration properties during the nine months ended September 30, 2021.
During the nine months ended September 30, 2021, there was a non-cash foreign currency translation gain of $7.1 million, primarily attributable to the weakening of the Canadian dollar, Euro, and Mexican peso relative

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
to the US dollar as at September 30, 2021, compared to December 31, 2020 on the Company’s net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation loss of $11.5 million was recorded during the first nine months of 2020.
During the nine months ended September 30, 2021, the Company recorded income and mining taxes expense of $272.1 million on income before income and mining taxes of $712.3 million, resulting in an effective tax rate of 38.2%. During the nine months ended September 30, 2020, the Company recorded income and mining taxes expense of $167.2 million on income before income and mining taxes of $473.6 million, resulting in an effective tax rate of 35.2%. The increase in the effective tax rate between the first nine months of 2021 and the first nine months of 2020 is primarily due to the impact of mining taxes and other permanent differences.
LaRonde mine
At the LaRonde mine, gold production increased by 9.4% to 88,795 ounces in the third quarter of 2021, compared with 81,199 ounces in the third quarter of 2020, primarily due to higher gold grades. Production costs at the LaRonde mine were $58.8 million in the third quarter of 2021, a decrease of 9.5% compared with production costs of $65.0 million in the third quarter of 2020, primarily due to the timing of inventory sales, partially offset by the strengthening of the Canadian dollar relative to the US dollar between periods.
Gold production increased by 23.2% to 244,865 ounces in the first nine months of 2021 compared with 198,688 ounces in the first nine months of 2020 at the LaRonde mine, primarily due to higher tonnes of ore processed and higher gold grades. Gold production in the prior period was affected by the temporary suspension of mining activities at the Company’s Quebec mines to comply with the Quebec Order (the “Quebec Operations Suspension”). Production costs at the LaRonde mine were $170.0 million in the first nine months of 2021, an increase of 33.9% compared with production costs of $127.0 million in the first nine months of 2020, primarily due to higher underground mining and milling costs as the Quebec Operations Suspension affected the prior period and the strengthening of the Canadian dollar relative to the US dollar between periods.
LaRonde Zone 5 mine
At the LaRonde Zone 5 mine, gold production decreased by 5.4% to 17,952 ounces in the third quarter of 2021 compared with 18,981 ounces in the third quarter of 2020, primarily due to lower gold grades. Production costs at the LaRonde Zone 5 mine were $14.9 million in the third quarter of 2021, an increase of 17.9% compared with production costs of $12.6 million in the third quarter of 2020, primarily due to higher underground mining and milling costs and the strengthening of the Canadian dollar relative to the US dollar between periods.
Gold production increased by 15.4% to 52,483 ounces in the first nine months of 2021 from 45,496 ounces in the first nine months of 2020 at the LaRonde Zone 5 mine, primarily due to higher tonnes of ore processed. Gold production in the prior period was also affected by the Quebec Operations Suspension. Production costs at the LaRonde Zone 5 mine were $41.8 million in the first nine months of 2021, an increase of 23.9% compared with production costs of $33.8 million in the first nine months of 2020, driven primarily by increased underground mining and milling costs as the Quebec Operations Suspension affected the prior period and the strengthening of the Canadian dollar relative to the US dollar between periods.
Goldex mine
At the Goldex mine, gold production decreased by 7.0% to 28,823 ounces in the third quarter of 2021, compared with 31,008 ounces in the third quarter of 2020, primarily due to lower tonnes of ore processed and lower gold grades. Production costs at the Goldex mine were $23.2 million in the third quarter of 2021, an increase of 6.6% compared with production costs of $21.8 million in the third quarter of 2020, primarily due to higher underground production costs and the strengthening of the Canadian dollar relative to the US dollar between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Gold production increased by 11.5% to 98,132 ounces in the first nine months of 2021, compared with 88,033 ounces in the first nine months of 2020 at the Goldex mine, primarily due to higher tonnes of ore processed. Gold production during the first nine months of 2020 was also affected by the Quebec Operations Suspension. Production costs at the Goldex mine were $71.0 million in the first nine months of 2021, an increase of 22.4% compared with production costs of $58.0 million in the first nine months of 2020, primarily due to higher underground mining and milling costs as the Quebec Operations Suspension affected the prior period and the strengthening of the Canadian dollar relative to the US dollar between periods.
Meadowbank Complex
At the Meadowbank Complex, gold production increased by 19.7% to 89,706 ounces in the third quarter of 2021, compared with 74,921 ounces in the third quarter of 2020 primarily due to higher tonnes of ore processed and higher gold grades. Production costs at the Meadowbank Complex were $111.4 million in the third quarter of 2021, an increase of 20.8% compared with production costs of $92.3 million in the third quarter of 2020, primarily due to higher mining and milling costs and the strengthening of the Canadian dollar relative to the US dollar between periods.
Gold production increased by 81.7% to 255,570 ounces in the first nine months of 2021 (which includes 348 ounces produced prior to the achievement of commercial production at the Amaruq underground project), compared with 140,679 ounces in the first nine months of 2020 at the Meadowbank Complex, primarily due to higher tonnes of ore processed and higher gold grades. Gold production in the first nine months of 2020 was affected by the reduction of mining activities as the Company decided to send home its Nunavut-based workforce as part of an effort to limit the spread of COVID-19 in Nunavut (the “Nunavut Workforce Reduction”). Production costs at the Meadowbank Complex were $294.8 million in the first nine months of 2021, an increase of 40.3% compared with production costs of $210.1 million in the first nine months of 2020, primarily due to higher mining and and milling costs as the Nunavut Workforce Reduction affected the prior period, a decrease in capitalized deferred stripping costs and the strengthening of the Canadian dollar relative to the US dollar between periods.
Meliadine mine
At the Meliadine mine, gold production increased by 0.3% to 97,024 ounces in the third quarter of 2021 (which includes 6,881 ounces produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit), compared with 96,757 ounces in the third quarter of 2020 (which includes 1,982 ounces produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit), primarily due to higher tonnes of ore processed, partially offset by lower gold grades. Production costs at the Meliadine mine were $52.7 million in the third quarter of 2021, a decrease of 21.2% compared with production costs of $66.9 million in the third quarter of 2020, primarily due to the capitalization of costs related to the Tiriganiaq open pit deposit and the timing of inventory, partially offset by the strengthening of the Canadian dollar relative to the US dollar between periods.
Gold production increased by 28.2% to 289,844 ounces in the first nine months of 2021 (which includes 24,057 ounces produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit), compared with 226,107 ounces in the first nine months of 2020 (which includes 1,982 ounces produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit) at the Meliadine mine primarily due to higher tonnes of ore processed and higher gold grades. Gold production in the first nine months of 2020 was also affected by the Nunavut Workforce Reduction. Production costs at the Meliadine mine were $167.5 million during the first nine months of 2021, a decrease of 8.2% compared to production costs of $182.5 million during the first nine months of 2020, primarily due to the capitalization of costs related to the Tiriganiaq open pit deposit and the timing of inventory, partially offset by the impact of the Nunavut Workforce Reduction in the prior period and the strengthening of the Canadian dollar relative to the US dollar between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Hope Bay mine
The Company completed the acquisition of TMAC on February 2, 2021 and, as a result, there is no comparable period. Gold production in the third quarter of 2021 was 17,957 ounces and production costs at the Hope Bay mine were $22.3 million. For the period from February 2, 2021 to September 30, 2021, gold production at the Hope Bay mine was 55,524 ounces and production costs were $64.0 million.
Canadian Malartic mine
At the 50% owned Canadian Malartic mine, attributable gold production increased by 13.6% to 86,803 ounces in the third quarter of 2021 compared with 76,398 ounces in the third quarter of 2020 (which includes 13,305 ounces produced prior to the achievement of commercial production at the Barnat deposit), primarily due to higher tonnes of ore processed. Attributable production costs at the Canadian Malartic mine were $62.4 million in the third quarter of 2021, an increase of 20.8% compared with production costs of $51.7 million in the third quarter of 2020, primarily due to the capitalization of costs related to the Barnat deposit in the prior period and the strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by an increase in capitalized deferred stripping costs.
Attributable gold production increased by 45.4% to 268,459 ounces in the first nine months of 2021 compared with 197,946 ounces in the first nine months of 2020 (which includes 18,930 ounces produced prior to the achievement of commercial production at the Barnat deposit), primarily due to higher tonnes of ore processed as the Quebec Operations Suspension affected the prior period. Attributable production costs at the Canadian Malartic mine were $181.3 million in the first nine months of 2021, an increase of 31.7% compared with production costs of $137.6 million in the first nine months of 2020, primarily due to higher mining costs as the Quebec Operations Suspension affected the prior period, higher royalty costs and the strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by higher capitalized deferred stripping costs.
Kittila mine
At the Kittila mine, gold production increased by 16.8% to 62,089 ounces in the third quarter of 2021, compared with 53,149 ounces in the third quarter of 2020, primarily due to higher tonnes of ore processed, partially offset by lower gold grades. Production costs at the Kittila mine were $51.1 million in the third quarter of 2021, an increase of 11.8% compared with production costs of $45.7 million in the third quarter of 2020, primarily due to higher milling costs and the strengthening of the Euro relative to the US dollar between periods, partially offset by the timing of inventory sales.
Gold production increased by 8.0% to 176,068 ounces in the first nine months of 2021, compared with 163,069 ounces in the first nine months of 2020 at the Kittila mine, primarily due to higher tonnes of ore processed, partially offset by lower gold grades. Production costs at the Kittila mine were $147.7 million in the first nine months of 2021, an increase of 11.5% compared with production costs of $132.5 million in the first nine months of 2020, primarily due to higher contractor costs, higher milling costs and the strengthening of the Euro relative to the US dollar between periods, partially offset by lower underground development costs and the timing of inventory sales.
Pinos Altos mine
At the Pinos Altos mine, gold production increased by 4.7% to 32,402 ounces in the third quarter of 2021, compared with 30,937 ounces in the third quarter of 2020, primarily due to higher gold grades. Production costs at the Pinos Altos mine were $37.4 million in the third quarter of 2021, an increase of 13.0% compared with production costs of $33.1 million in the third quarter of 2020, primarily due to higher milling costs and the strengthening of the Mexican peso relative to the US dollar between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Gold production increased by 20.6% to 94,191 ounces in the first nine months of 2021, compared with 78,127 ounces in the first nine months of 2020 at the Pinos Altos mine, primarily due to higher tonnes of ore processed. Gold production in the prior period was affected by the temporary suspension of mining activities in response to the COVID-19 pandemic (the “Mexican Operations Suspension”). Production costs at the Pinos Altos mine were $108.8 million in the first nine months of 2021, an increase of 24.7% compared with production costs of $87.2 million in the first nine months of 2020, primarily due to the impact of the Mexican Operations Suspension in the prior period and the strengthening of the Mexican peso relative to the US dollar between periods.
Creston Mascota mine
At the Creston Mascota mine, gold production decreased by 54.5% to 2,988 ounces in the third quarter of 2021, compared with 6,567 ounces in the third quarter of 2020, primarily due to the Company’s ceasing of mining operations at the open pit in the third quarter of 2020. Gold production in the third quarter of 2021 was the result of residual leaching. Production costs at the Creston Mascota mine were $1.8 million in the third quarter of 2021, a decrease of 76.6% compared with production costs of $7.6 million in the third quarter of 2020, primarily due to the ceasing of mining operations noted above.
Gold production decreased by 69.6% to 10,468 ounces in the first nine months of 2021, compared with 34,397 ounces in the first nine months of 2020 at the Creston Mascota mine, primarily due to the Company’s ceasing of mining operations at the open pit in the third quarter of 2020. Gold production during the first nine months of 2021 was the result of residual leaching. Production costs at the Creston Mascota mine were $6.2 million in the first nine months of 2021, a decrease of 78.6% compared with production costs of $29.0 million in the first nine months of 2020, primarily due to the ceasing of mining operations noted above.
La India mine
At the La India mine, gold production decreased by 24.8% to 17,124 ounces in the third quarter of 2021, compared with 22,776 ounces in the third quarter of 2020, primarily due to lower tonnes processed and lower gold grades. Production costs at the La India mine were $15.9 million in the third quarter of 2021, a decrease of 1.1% compared with production costs of $16.1 million in the third quarter of 2020, driven primarily by the timing of inventory, partially offset by higher heap leach costs and the strengthening of the Mexican peso relative to the US dollar between periods.
Gold production decreased by 37.9% to 38,869 ounces in the first nine months of 2021, compared with 62,581 ounces in the first nine months of 2020, primarily due to lower gold grades. Production costs at the La India mine were $38.6 million in the first nine months of 2021, a decrease of 25.2% compared with production costs of $51.6 million in the first nine months of 2020, driven primarily by the timing of inventory, partially offset by higher heap leach costs and the strengthening of the Mexican peso relative to the US dollar between periods.
Balance Sheet Review
Total assets of $10,051.4 million at September 30, 2021 increased by $436.6 million from $9,614.8 million at December 31, 2020 primarily due to an increase in property, plant and mine development of $280.9 million. The increase in property, plant and mine development from $7,325.4 million at December 31, 2020 to $7,606.3 million at September 30, 2021 was primarily due to the acquisition of TMAC during the first quarter of 2021 and additions capitalized to property, plant and mine development of $630.8 million, partially offset by amortization expense of $548.8 million. Inventories increased by $247.9 million from $630.5 million at December 30, 2020 to $878.4 million at September 30, 2021 primarily due to the acquisition of TMAC and increased supplies inventory in Nunavut resulting from deliveries made during the summer sealift season. Other current assets increased by $87.6 million from $159.2 million at December 31, 2020 to $246.8 million at September 30, 2021 primarily as a result of increased prepaid expenses in Nunavut related to fuel inventory.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Partially offsetting the overall increase in assets was a decrease in cash and cash equivalents of $161.0 million primarily due to an aggregate of $340.9 million in payments related to the acquisition of TMAC (including funds advanced to TMAC to partially fund the repayment of its long-term debt and payment for the repurchase of the Hope Bay 1.5% net smelter return royalty), $630.8 million in capital expenditures, $205.6 million in dividends paid, and $34.6 million for the repurchase of common shares for stock-based compensation plans. The decrease in cash and cash equivalents was partially offset by cash provided by operating activities of $1,054.3 million. Investments decreased by $83.6 million from $375.1 million at December 31, 2020 to $291.5 million at September 30, 2021 primarily due to a decrease in the market value of equity securities and warrants.
Total liabilities of $4,156.8 million at September 30, 2021 increased by $225.3 million from $3,931.5 million at December 31, 2020 primarily due to an increase in accounts payable and accrued liabilities of $148.3 million between December 31, 2020 and September 30, 2021 due to the timing of payments. Reclamation provisions increased by $53.1 million between December 31, 2020 and September 30, 2021 primarily due to the acquisition of TMAC and updated cash flow estimates and assumptions at the LaRonde mine related to a revised mine closure plan completed during the first quarter of 2021. Partially offsetting the overall increase in liabilities was a decrease in income taxes payable by $62.2 million to $40.5 million at September 30, 2021 from $102.7 million at December 31, 2020 as a result of payments made to tax authorities in excess of the current tax expense.
While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. As at September 30, 2021, the Company increased its currency hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at September 30, 2021, the Company had outstanding currency derivative contracts related to $2,175.1 million of 2021, 2022 and 2023 expenditures (December 31, 2020 — $1,188.0 million) and diesel fuel derivative contracts related to 11.5 million gallons of heating oil (December 31, 2020 — 24.0 million).
Liquidity and Capital Resources
As at September 30, 2021, the Company’s cash and cash equivalents, and short-term investments totaled $243.6 million compared with $406.5 million as at December 31, 2020. The Company’s policy is to invest excess cash in highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.
Working capital (current assets less current liabilities) decreased to $526.9 million as at September 30, 2021 compared with $731.5 million as at December 31, 2020 primarily due to a decrease in cash and cash equivalents of $161.0 million, an increase in the current potion of long-term debt of $225.0 million, and an increase in accounts payable and accrued liabilities of $148.3 million, which was partially offset by an increase in inventories of $247.9 million, an increase in other current assets of $87.6 million, and a decrease in net income taxes payable of $53.0 million.
Subject to various risks and uncertainties, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, contractual obligations, planned capital expenditure and exploration programs. As of September 30, 2021, the Company had no debt maturities until 2022, except for leases in the normal course of business. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Risk Profile in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Operating Activities
Cash provided by operating activities decreased to $291.0 million in the third quarter of 2021 compared with $462.5 million in the third quarter of 2020 primarily due to lower average realized gold prices, an increase in production costs, exploration and corporate development expenses, and less favourable working capital changes, which was partially offset by a 4.5% increase in payable gold sold between periods.
Cash provided by operating activities increased to $1,054.3 million in the first nine months of 2021, compared with $788.5 million in the first nine months of 2020 primarily due to a 26.9% increase in payable gold sold and a decrease in costs related to the temporary suspension of certain mining and exploration activities due to COVID-19 between periods, partially offset by less favourable working capital changes, an increase in production costs, exploration and corporate development expenses, and general and administrative expenses between periods.
Investing Activities
Cash used in investing activities increased to $262.0 million in the third quarter of 2021, compared with $205.9 million in the third quarter of 2020, primarily due to a $49.3 million increase in capital expenditures and a $6.9 million increase in purchases of equity securities and other investments between periods. The increase in capital expenditures between periods is primarily attributable to the Amaruq underground project at the Meadowbank Complex, the Hope Bay mine which was acquired during the first quarter of 2021, and the Odyssey underground project at the Canadian Malartic mine, partially offset by a decrease in capital expenditures related to the underground shaft at the Kittila mine.
In the third quarter of 2021, the Company purchased $19.1 million in equity securities and other investments compared with $12.2 million in the third quarter of 2020. The Company did not sell any equity securities and other investments in the third quarter of 2021 or the comparative prior period. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Cash used in investing activities increased to $987.5 million in the first nine months of 2021, compared with $561.8 million in the first nine months of 2020, primarily due to $340.9 million of payments related to the acquisition of TMAC, including funds advanced to TMAC to partially fund the repayment of its long-term debt and to repurchase the Hope Bay 1.5% net smelter return royalty. In addition, capital expenditures increased by $96.2 million, partially offset by a $23.1 million decrease in restricted cash between periods. The increase in capital expenditures between periods is primarily attributable to the Amaruq underground project at the Meadowbank Complex, the Hope Bay mine which was acquired during the first quarter of 2021, and the Odyssey underground project at the Canadian Malartic mine, partially offset by a decrease in capital expenditures related to the underground shaft at the Kittila mine.
In the first nine months of 2021, the Company purchased $29.9 million in equity securities and other investments compared with $37.0 million in the first nine months of 2020. In the first nine months of 2021, the Company received net proceeds of $4.2 million from the sale of equity securities and other investments compared with $8.8 million in the first nine months of 2020.
Financing Activities
Cash used in financing activities decreased to $62.4 million in the third quarter of 2021, compared with $268.8 million in the third quarter of 2020, primarily due to a $250.0 million decrease in net repayments to the Credit Facility, partially offset by a $25.7 million increase in dividends paid and a $20.9 million decrease in proceeds from stock option plan exercises between periods.
Cash used in financing activities of $226.7 million in the first nine months of 2021 was comparable to $228.4 million in the first nine months of 2020, primarily due to a $160.0 million decrease in net repayments

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
of the Senior Notes, partially offset by an $87.2 million increase in dividends paid and a $72.3 million decrease in proceeds from stock option plan exercises between periods.
The Company issued common shares for net proceeds of $5.0 million in the third quarter of 2021, compared to $25.2 million in the third quarter of 2020, attributable to employee stock option plan exercises and issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares were $30.8 million in the first nine months of 2021, compared to $99.1 million in the first nine months of 2020, attributable to employee stock option plan exercises and issuances under the incentive share purchase plan and the dividend reinvestment plan.
On July 28, 2021, Agnico Eagle declared a quarterly cash dividend of $0.35 per common share paid on September 15, 2021 to holders of record of the common shares of the Company as of September 1, 2021. Agnico Eagle has declared a cash dividend every year since 1983. In the third quarter of 2021, the Company paid dividends of $65.6 million, an increase of $25.7 million compared to $39.8 million paid in the third quarter of 2020. In the first nine months of 2021, the Company paid dividends of $205.6 million, an increase of $87.2 million compared to $118.4 million paid in the first nine months of 2020. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
On December 14, 2018, the Company amended its $1,200.0 million Credit Facility to extend the maturity date from June 22, 2022 to June 22, 2023. In the third quarter of 2021, the Company drew down and repaid $110.0 million on its Credit Facility. In the first nine months of 2021, the Company drew down and repaid $450.0 million from the Credit Facility primarily to facilitate the acquisition of TMAC and to meet seasonal operating requirements. As at September 30, 2021 the Company’s outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit at that date, which were $0.9 million as at September 30, 2021, resulting in $1,199.1 million available for future drawdown.
On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the “Third LC Facility”). Letters of credit issued under the Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at September 30, 2021, the aggregate undrawn face amount of letters of credit under the Third LC Facility was $66.0 million.
On September 23, 2015, the Company entered into another standby letter of credit facility with a financial institution providing for a C$150.0 million uncommitted letter of credit facility (as amended, the “Second LC Facility”). Effective September 16, 2021, the amount available under the Second LC Facility was increased to C$200.0 million. The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company’s obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at September 30, 2021, the aggregate undrawn face amount of letters of credit under the Second LC Facility was $104.1 million.
On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the “First LC Facility”). Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at September 30, 2021, the aggregate undrawn face amount of letters of credit under the First LC Facility was $239.4 million.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
The Company was in compliance with all covenants contained in the Credit Facility, First LC Facility, Second LC Facility, Third LC Facility and the $1,575.0 million guaranteed senior unsecured notes as at September 30, 2021.
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The Company is subject to risks related to pandemics and other outbreaks of communicable diseases such as COVID-19, as well as the economic impacts that result therefrom. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR website and with the SEC as part of the Form 40-F. For the discussion of risks incremental to those disclosed in the AIF, see Forward-Looking Statements and Impact of COVID-19 on the Company’s Business and Operations in this MD&A.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
In response to the COVID-19 pandemic, the Company asked all of its corporate office staff and many site administrative staff at regional, mine site and exploration offices to work from home. These offices were subsequently re-opened under new hygiene and physical distancing protocols; however, employees whose work does not require physical presence in the office may continue to work remotely. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company continues to monitor whether remote work arrangements have adversely affected the Company’s ability to maintain internal controls over financial reporting and disclosure controls and procedures. Despite the changes required by the current environment, there have been no significant

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
changes in our internal controls during the nine months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Limitation on scope of design
The Company acquired TMAC during the nine months ended September 30, 2021. The financial information for this acquisition is included in this MD&A and in Note 5 to the condensed interim consolidated financial statements. The CSA’s National Instrument 52-109 and the SEC staff provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company plans to utilize the scope exemption as it relates to this acquisition in its management report on internal controls over financial reporting for the year ending December 31, 2021.
The tables below present summary financial information for the Hope Bay mine included in the Company’s condensed interim consolidated financial statements:
Nine Months Ended September 30, 2021
Revenues from mining operations	$101,234
Income before income and mining taxes	$15,267
As at September 30, 2021
Total current assets	$121,876
Total non-current assets	$233,763
Total current liabilities	$46,830
Total non-current liabilities(i)	$45,325

Note:
(i)
Excludes the deferred income tax asset presented with deferred income and mining tax liabilities in the condensed interim consolidated balance sheets.

Non-GAAP Financial Performance Measures
This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis) and operating margin, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.
Adjusted Net Income
Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim consolidated statements of income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company’s continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2021	2020	2021	2020
Net income for the period	$114,482	$222,654	$440,191	$306,390
Foreign currency translation (gain) loss	(6,478)	4,321	(7,116)	11,489
Realized and unrealized loss (gain) on derivative financial instruments	35,420	(29,724)	35,366	(49,297)
Gain on sale of non-strategic exploration properties	—	—	(10,000)	—
Multi-year health care donation	—	—	7,952	—
Other(i)	3,271	(12,835)	9,705	6,162
Income and mining taxes adjustments(ii)	(1,303)	4,774	(61)	14,766
Adjusted net income for the period(iii)	$145,392	$189,190	$476,037	$289,510
Net income per share — basic	$0.47	$0.92	$1.81	$1.27
Net income per share — diluted	$0.47	$0.91	$1.80	$1.26
Adjusted net income per share — basic	$0.60	$0.78	$1.96	$1.20
Adjusted net income per share — diluted	$0.59	$0.78	$1.95	$1.19

Notes:
(i)
The Company includes certain adjustments in “Other” to the extent that management believes that these items are not reflective of the underlying performance of the Company’s core operating business. Examples of items historically included in “Other” include changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets. For the nine months ended September 30, 2020, these costs also included temporary suspension costs of $3.9 million and interest on the Credit Facility of $1.4 million, as the Credit Facility was drawn down as a precautionary measure in the uncertain economic environment with respect to the COVID-19 pandemic.

(ii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, income and mining taxes impact on normalized items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and reflective adjustments to prior period operating results.

(iii)
The Company did not adjust for the following items in its calculation of adjusted net income:

—
Stock-based compensation expense for the three months ended September 30, 2021 of $3.9 million (2020 — $3.1 million) and the nine months ended September 30, 2021 of $16.6 million (2020 — $12.9 million).

—
Costs incurred in connection with the Company’s response to the COVID-19 pandemic for the three months ended September 30, 2021 of $1.8 million (2020 — $3.7 million) and the nine months ended September 30, 2021 of $9.9 million (2020 — $27.0 million). These costs represent primarily payroll costs of Nunavut-based employees who were not permitted to return to work to prevent or curtail community transmission of COVID-19.

—
Direct and incremental costs incurred in connection with the company’s response to the COVID-19 pandemic for the three months ended September 30, 2021 of $1.0 million (2020 — $2.8 million) and the nine months ended September 30, 2021 of $3.7 million (2020 — $5.1 million) which are primarily related to cleaning and disinfection services, screening and on-site testing for COVID-19 and community support.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne
The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.
The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company’s revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces and (iv) it is a method used by management and the Board to monitor operations.
Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.
The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Total Production Costs by Mine
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2021	2020	2021	2020
LaRonde mine	$58,842	$64,983	$169,990	$126,970
LaRonde Zone 5 mine	14,871	12,616	41,809	33,754
LaRonde Complex	73,713	77,599	211,799	160,724
Goldex mine	23,223	21,786	70,997	58,006
Meadowbank Complex	111,425	92,256	294,786	210,105
Meliadine mine	52,729	66,937	167,488	182,523
Hope Bay mine	22,306	—	63,975	—
Canadian Malartic mine(i)	62,393	51,654	181,319	137,643
Kittila mine	51,140	45,747	147,744	132,471
Pinos Altos mine	37,447	33,131	108,790	87,233
Creston Mascota mine	1,773	7,585	6,199	29,017
La India mine	15,938	16,108	38,562	51,577
Production costs per the condensed interim consolidated statements of income	$452,087	$412,803	$1,291,659	$1,049,299
Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine
(thousands of United States dollars, except as noted)
LaRonde mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		88,795		81,199		244,865		198,688
Production costs	$58,842	$663	$64,983	$800	$169,990	$694	$126,970	$639
Inventory and other adjustments(iv)	(4,305)	(49)	(14,720)	(181)	(4,448)	(18)	3,825	19
Cash operating costs (co-product basis)	$54,537	$614	$50,263	$619	$165,542	$676	$130,795	$658
By-product metal revenues	(19,906)	(224)	(15,488)	(191)	(58,683)	(240)	(29,878)	(150)
Cash operating costs (by-product basis)	$34,631	$390	$34,775	$428	$106,859	$436	$100,917	$508
LaRonde mine Per Tonne(iii)	Three Months Ended September 30, 2021				Three Months Ended September 30, 2020				Nine Months Ended September 30, 2021				Nine Months Ended September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				444				492				1,374				1,228
Production costs		$58,842		$133		$64,983		$132		$169,990		$124		$126,970		$103
Production costs (C$)	C$	74,125	C$	167	C$	88,654	C$	180	C$	213,036	C$	155	C$	169,704	C$	138
Inventory and other adjustments (C$)(v)		(12,905)		(29)		(30,354)		(62)		(22,359)		(16)		(14,347)		(12)
Minesite operating costs (C$)	C$	61,220	C$	138	C$	58,300	C$	118	C$	190,677	C$	139	C$	155,357	C$	126

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
LaRonde Zone 5 mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		17,952		18,981		52,483		45,496
Production costs	$14,871	$828	$12,616	$665	$41,809	$797	$33,754	$742
Inventory and other adjustments(iv)	(563)	(31)	349	18	(183)	(4)	353	8
Cash operating costs (co-product basis)	$14,308	$797	$12,965	$683	$41,626	$793	$34,107	$750
By-product metal revenues	(61)	(3)	(35)	(2)	(213)	(4)	(121)	(3)
Cash operating costs (by-product basis)	$14,247	$794	$12,930	$681	$41,413	$789	$33,986	$747
LaRonde Zone 5 mine Per Tonne(iii)	Three Months Ended September 30, 2021				Three Months Ended September 30, 2020				Nine Months Ended September 30, 2021				Nine Months Ended September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				293				277				848				707
Production costs		$14,871		$51		$12,616		$46		$41,809		$49		$33,754		$48
Production costs (C$)	C$	18,637	C$	64	C$	16,876	C$	61	C$	52,436	C$	62	C$	45,441	C$	64
Inventory and other adjustments (C$)(v)		(45)		—		662		2		1,857		2		610		1
Minesite operating costs (C$)	C$	18,592	C$	64	C$	17,538	C$	63	C$	54,293	C$	64	C$	46,051	C$	65
LaRonde Complex Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		106,747		100,180		297,348		244,184
Production costs	$73,713	$691	$77,599	$775	$211,799	$712	$160,724	$658
Inventory and other adjustments(iv)	(4,868)	(46)	(14,371)	(144)	(4,631)	(15)	4,178	17
Cash operating costs (co-product basis)	$68,845	$645	$63,228	$631	$207,168	$697	$164,902	$675
By-product metal revenues	(19,967)	(187)	(15,523)	(155)	(58,896)	(198)	(29,999)	(123)
Cash operating costs (by-product basis)	$48,878	$458	$47,705	$476	$148,272	$499	$134,903	$552
LaRonde Complex Per Tonne(iii)	Three Months Ended September 30, 2021				Three Months Ended September 30, 2020				Nine Months Ended September 30, 2021				Nine Months Ended September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				737				769				2,222				1,935
Production costs		$73,713		$100		$77,599		$101		$211,799		$95		$160,724		$83
Production costs (C$)	C$	92,762	C$	126	C$	105,530	C$	137	C$	265,472	C$	119	C$	215,145	C$	111
Inventory and other adjustments (C$)(v)		(12,950)		(18)		(29,692)		(38)		(20,502)		(9)		(13,737)		(7)
Minesite operating costs (C$)	C$	79,812	C$	108	C$	75,838	C$	99	C$	244,970	C$	110	C$	201,408	C$	104

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Goldex mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		28,823		31,008		98,132		88,033
Production costs	$23,223	$806	$21,786	$703	$70,997	$723	$58,006	$659
Inventory and other adjustments(iv)	(1,261)	(44)	(12)	(1)	(3,687)	(37)	(498)	(6)
Cash operating costs (co-product basis)	$21,962	$762	$21,774	$702	$67,310	$686	$57,508	$653
By-product metal revenues	(6)	—	(4)	—	(29)	—	(17)	—
Cash operating costs (by-product basis)	$21,956	$762	$21,770	$702	$67,281	$686	$57,491	$653
Goldex mine Per Tonne(iii)	Three Months Ended September 30, 2021				Three Months Ended September 30, 2020				Nine Months Ended September 30, 2021				Nine Months Ended September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				695				709				2,145				1,899
Production costs		$23,223		$33		$21,786		$31		$70,997		$33		$58,006		$31
Production costs (C$)	C$	29,226	C$	42	C$	29,057	C$	41	C$	88,930	C$	41	C$	77,663	C$	41
Inventory and other adjustments (C$)(v)		(454)		(1)		529		1		(520)		—		200		—
Minesite operating costs (C$)	C$	28,772	C$	41	C$	29,586	C$	42	C$	88,410	C$	41	C$	77,863	C$	41
Meadowbank Complex Per Ounce of Gold Produced(ii)(vi)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		89,706		74,921		255,222		140,679
Production costs	$111,425	$1,242	$92,256	$1,231	$294,786	$1,155	$210,105	$1,494
Inventory and other adjustments(iv)	(1,819)	(20)	2,394	32	(2,065)	(8)	3,095	22
Cash operating costs (co-product basis)	$109,606	$1,222	$94,650	$1,263	$292,721	$1,147	$213,200	$1,516
By-product metal revenues	(714)	(8)	(235)	(3)	(1,907)	(8)	(565)	(5)
Cash operating costs (by-product basis)	$108,892	$1,214	$94,415	$1,260	$290,814	$1,139	$212,635	$1,511
Meadowbank Complex Per Tonne(iii)(vii)	Three Months Ended September 30, 2021				Three Months Ended September 30, 2020				Nine Months Ended September 30, 2021				Nine Months Ended September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				971				907				2,774				1,798
Production costs		$111,425		$115		$92,256		$102		$294,786		$106		$210,105		$117
Production costs (C$)	C$	138,421	C$	143	C$	124,802	C$	138	C$	371,435	C$	134	C$	283,116	C$	157
Inventory and other adjustments (C$)(v)		1,035		1		1,088		1		9,017		3		(4,994)		(2)
Minesite operating costs (C$)	C$	139,456	C$	144	C$	125,890	C$	139	C$	380,452	C$	137	C$	278,122	C$	155

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Meliadine mine Per Ounce of Gold Produced(ii)(viii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		90,143		94,775		265,787		224,125
Production costs	$52,729	$585	$66,937	$706	$167,488	$630	$182,523	$814
Inventory and other adjustments(iv)	4,630	51	(919)	(9)	(433)	(1)	2,044	9
Cash operating costs (co-product basis)	$57,359	$636	$66,018	$697	$167,055	$629	$184,567	$823
By-product metal revenues	(165)	(2)	(106)	(2)	(610)	(3)	(308)	(1)
Cash operating costs (by-product basis)	$57,194	$634	$65,912	$695	$166,445	$626	$184,259	$822
Meliadine mine Per Tonne(iii)(ix)	Three Months Ended September 30, 2021				Three Months Ended September 30, 2020				Nine Months Ended September 30, 2021				Nine Months Ended September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				377				368				1,039				1,012
Production costs		$52,729		$140		$66,937		$182		$167,488		$161		$182,523		$180
Production costs (C$)	C$	66,145	C$	175	C$	89,673	C$	244	C$	210,932	C$	203	C$	246,043	C$	243
Inventory and other adjustments (C$)(v)		10,000		27		(1,258)		(4)		10,974		11		(675)		—
Minesite operating costs (C$)	C$	76,145	C$	202	C$	88,415	C$	240	C$	221,906	C$	214	C$	245,368	C$	243
Hope Bay mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		17,957		—		55,524		—
Production costs	$22,306	$1,242	$—	$—	$63,975	$1,152	$—	$—
Inventory and other adjustments(iv)	1,641	91	—	—	(5,495)	(99)	—	—
Cash operating costs (co-product basis)	$23,947	$1,333	$—	$—	$58,480	$1,053	$—	$—
By-product metal revenues	—	—	—	—	—	—	—	—
Cash operating costs (by-product basis)	$23,947	$1,333	$—	$—	$58,480	$1,053	$—	$—
Hope Bay mine Per Tonne(iii)	Three Months Ended September 30, 2021				Three Months Ended September 30, 2020				Nine Months Ended September 30, 2021				Nine Months Ended September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				87				—				221				—
Production costs		$22,306		$256		$—		$—		$63,975		$289		$—		$—
Production costs (C$)	C$	28,104	C$	323	C$	—	C$	—	C$	80,049	C$	362	C$	—	C$	—
Inventory and other adjustments (C$)(v)		1,924		24		—		—		(7,403)		(33)		—		—
Minesite operating costs (C$)	C$	30,028	C$	347	C$	—	C$	—	C$	72,646	C$	329	C$	—	C$	—

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Canadian Malartic mine Per Ounce of Gold Produced(i)(ii)(x)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		86,803		63,093		268,459		179,016
Production costs	$62,393	$719	$51,654	$819	$181,319	$675	$137,643	$769
Inventory and other adjustments(iv)	497	6	(962)	(16)	1,242	5	2,677	15
Cash operating costs (co-product basis)	$62,890	$725	$50,692	$803	$182,561	$680	$140,320	$784
By-product metal revenues	(1,718)	(20)	(1,995)	(31)	(5,594)	(21)	(5,015)	(28)
Cash operating costs (by-product basis)	$61,172	$705	$48,697	$772	$176,967	$659	$135,305	$756
Canadian Malartic mine Per Tonne(i)(iii)(xi)	Three Months Ended September 30, 2021				Three Months Ended September 30, 2020				Nine Months Ended September 30, 2021				Nine Months Ended September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,914				2,251				8,365				6,800
Production costs		$62,393		$21		$51,654		$23		$181,319		$22		$137,643		$20
Production costs (C$)	C$	78,967	C$	27	C$	68,840	C$	31	C$	229,434	C$	27	C$	184,691	C$	27
Inventory and other adjustments (C$)(v)		663		—		(3,016)		(2)		1,466		1		(1,102)		—
Minesite operating costs (C$)	C$	79,630	C$	27	C$	65,824	C$	29	C$	230,900	C$	28	C$	183,589	C$	27
Kittila mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		62,089		53,149		176,068		163,069
Production costs	$51,140	$824	$45,747	$861	$147,744	$839	$132,471	$812
Inventory and other adjustments(iv)	232	3	(2,477)	(47)	864	5	(5,698)	(35)
Cash operating costs (co-product basis)	$51,372	$827	$43,270	$814	$148,608	$844	$126,773	$777
By-product metal revenues	(56)	(1)	(76)	(1)	(189)	(1)	(169)	(1)
Cash operating costs (by-product basis)	$51,316	$826	$43,194	$813	$148,419	$843	$126,604	$776
Kittila mine Per Tonne(iii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		549		429		1,526		1,349
Production costs	$51,140	$93	$45,747	$107	$147,744	$97	$132,471	$98
Production costs (€)	€43,157	€79	€37,531	€87	€124,086	€81	€116,189	€86
Inventory and other adjustments (€)(v)	29	—	(1,924)	(4)	127	—	(5,118)	(4)
Minesite operating costs (€)	€43,186	€79	€35,607	€83	€124,213	€81	€111,071	€82

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
Pinos Altos mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		32,402		30,937		94,191		78,127
Production costs	$37,447	$1,156	$33,131	$1,071	$108,790	$1,155	$87,233	$1,117
Inventory and other adjustments(iv)	(3,132)	(97)	992	32	(4,412)	(47)	(4,030)	(52)
Cash operating costs (co-product basis)	$34,315	$1,059	$34,123	$1,103	$104,378	$1,108	$83,203	$1,065
By-product metal revenues	(6,645)	(205)	(13,164)	(426)	(24,586)	(261)	(25,380)	(325)
Cash operating costs (by-product basis)	$27,670	$854	$20,959	$677	$79,792	$847	$57,823	$740
Pinos Altos mine Per Tonne(iii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		444		558		1,458		1,252
Production costs	$37,447	$84	$33,131	$59	$108,790	$75	$87,233	$70
Inventory and other adjustments(v)	(2,759)	(6)	609	2	(3,449)	(3)	(6,509)	(6)
Minesite operating costs	$34,688	$78	$33,740	$61	$105,341	$72	$80,724	$64
Creston Mascota mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		2,988		6,567		10,468		34,397
Production costs	$1,773	$593	$7,585	$1,155	$6,199	$592	$29,017	$844
Inventory and other adjustments(iv)	128	43	129	20	(253)	(24)	(88)	(3)
Cash operating costs (co-product basis)	$1,901	$636	$7,714	$1,175	$5,946	$568	$28,929	$841
By-product metal revenues	(449)	(150)	(2,651)	(404)	(2,575)	(246)	(9,481)	(276)
Cash operating costs (by-product basis)	$1,452	$486	$5,063	$771	$3,371	$322	$19,448	$565
Creston Mascota mine Per Tonne(iii)(xii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		—		188		—		526
Production costs	$1,773	$—	$7,585	$40	$6,199	$—	$29,017	$55
Inventory and other adjustments(v)	(1,773)	—	(127)	—	(6,199)	—	(765)	(1)
Minesite operating costs	$—	$—	$7,458	$40	$—	$—	$28,252	$54

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
La India mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		17,124		22,776		38,869		62,581
Production costs	$15,938	$931	$16,108	$707	$38,562	$992	$51,577	$824
Inventory and other adjustments(iv)	799	46	1,180	52	1,228	32	(1,699)	(27)
Cash operating costs (co-product basis)	$16,737	$977	$17,288	$759	$39,790	$1,024	$49,878	$797
By-product metal revenues	(112)	(6)	(441)	(19)	(864)	(23)	(1,121)	(18)
Cash operating costs (by-product basis)	$16,625	$971	$16,847	$740	$38,926	$1,001	$48,757	$779
La India mine Per Tonne(iii)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020		Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,233		1,559		4,620		3,869
Production costs	$15,938	$13	$16,108	$10	$38,562	$8	$51,577	$13
Inventory and other adjustments(v)	688	—	1,052	1	918	1	(2,333)	—
Minesite operating costs	$16,626	$13	$17,160	$11	$39,480	$9	$49,244	$13

Notes:
(i)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See above for more information on the Company’s use of total cash cost per ounce.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See above for more information on the Company’s use of minesite costs per tonne.

(iv)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustments reflect production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi)
The Meadowbank Complex’s cost calculations per ounce of gold produced for the nine months ended September 30, 2021 excludes 348 ounces of payable gold production which were produced during this period as commercial production at the Amaruq underground project has not yet been achieved.

(vii)
The Meadowbank Complex’s cost calculations per tonne for the nine months ended September 30, 2021 excludes 1,913 tonnes of ore from the Amaruq underground project which were processed during this period as commercial production at the Amaruq underground project has not yet been achieved.

(viii)
The Meliadine mine’s cost calculations per ounce of gold produced for the three and nine months ended September 30, 2021 exclude 6,881 and 24,057 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine’s cost calculations per ounce of gold produced for the three and nine months ended September 30, 2020 each exclude 1,982 ounces of payable gold production, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(ix)
The Meliadine mine’s cost calculations per tonne for the three and nine months ended September 30, 2021 exclude 43,491 and 213,867 tonnes of ore from the Tiriganiaq open pit deposit, respectively, which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine’s cost calculations per tonne for the three and nine months ended September 30, 2020 each exclude 13,374 tonnes of ore from the Tiriganiaq open pit deposit, which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(x)
The Canadian Malartic mine’s cost calculations per ounce of gold produced for the three and nine months ended September 30, 2020 exclude 13,305 and 18,930 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(xi)
The Canadian Malartic mine’s cost calculations per tonne for the three and nine months ended September 30, 2020 exclude 469,966 and 731,309 tonnes of ore from the Barnat deposit, respectively, which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(xii)
The Creston Mascota mine’s cost calculations per tonne for the three and nine months ended September 30, 2021 exclude approximately $1.8 million and $6.2 million of production costs incurred, respectively, during these periods following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
All-in Sustaining Costs per Ounce of Gold Produced
The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.
All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock option expense), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues. The Company’s methodology for calculating all-in sustaining costs per ounce may differ from the methodology used by other gold producers that disclose all-in sustaining costs per ounce. The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future.
The following tables set out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and nine months ended September 30, 2021 and September 30, 2020 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced
	Three Months Ended September 30,		Nine Months Ended September 30,
(United States dollars per ounce of gold produced, except where noted)	2021	2020	2021	2020
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$452,087	$412,803	$1,291,659	$1,049,299
Adjusted gold production (ounces)(i)(ii)(iii)(iv)	534,782	477,406	1,560,068	1,214,211
Production costs per ounce of adjusted gold production	$845	$865	$828	$864
Adjustments:
Inventory and other adjustments(v)	(6)	(30)	(12)	—
Total cash costs per ounce of gold produced (co-product basis)(vi)	$839	$835	$816	$864
By-product metal revenues	(55)	(71)	(61)	(59)
Total cash costs per ounce of gold produced (by-product basis)(vi)	$784	$764	$755	$805
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	203	189	198	195
General and administrative expenses (including stock option expense)	59	55	69	68
Non-cash reclamation provision, sustaining leases and other	13	8	13	10
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,059	$1,016	$1,035	$1,078
By-product metal revenues	55	71	61	59
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,114	$1,087	$1,096	$1,137

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021

Notes:
(i)
Adjusted gold production for the nine months ended September 30, 2021 excludes 348 ounces of payable production of gold at the Meadowbank Complex which were produced during this period, as commercial production at the Amaruq underground project has not yet been achieved.

(ii)
Adjusted gold production for the three and nine months ended September 30, 2021 exclude 6,881 and 24,057 ounces of payable production of gold at the Meliadine mine, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(iii)
Adjusted gold production for the three and nine months ended September 30, 2020 each exclude 1,982 ounces of payable production of gold at the Meliadine mine, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(iv)
Adjusted gold production for the three and nine months ended September 30, 2020 exclude 13,305 and 18,930 ounces of payable production of gold at the Canadian Malartic mine, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(v)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(vi)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne” for more information on the Company’s use of total cash cost per ounce of gold produced.

Operating Margin
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by excluding the following from net income as recorded in the condensed interim consolidated financial statements:
•
Income and mining taxes expense

•
Other expenses

•
Foreign currency translation (gain) loss

•
Loss (gain) on derivative financial instruments

•
Finance costs

•
General and administrative

•
Amortization of property, plant and mine development

•
Exploration and corporate development

The Company believes that operating margin is a useful measure that reflects the operating performance of its mines associated with the ongoing production and sale of gold and by-product metals. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company’s underlying operating results and should be evaluated in conjunction with net income and other data prepared in accordance with IFRS.
The following table sets out a reconciliation of net income to operating margin for the three and nine months ended September 30, 2021 and September 30, 2020.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2021
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2021	2020	2021	2020
Net income for the period	$114,482	$222,654	$440,191	$306,390
Income and mining taxes expense	85,956	110,035	272,082	167,181
Other expenses	3,970	9,132	7,205	37,407
Foreign currency translation (gain) loss	(6,478)	4,321	(7,116)	11,489
Loss (gain) on derivative financial instruments	35,420	(29,724)	35,366	(49,297)
Finance costs	22,780	21,439	68,209	74,201
General and administrative	31,315	26,291	107,573	82,380
Amortization of property, plant, and mine development	192,392	173,173	548,816	456,147
Exploration and corporate development	42,141	30,488	110,792	74,468
Operating margin	$521,978	$567,809	$1,583,118	$1,160,366

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating margin(i) by mine:
Northern Business
LaRonde mine	$125,770	$144,364	$335,115	$250,512
LaRonde Zone 5 mine	19,449	21,522	47,299	43,380
Goldex mine	29,421	36,350	106,041	94,350
Meadowbank Complex	52,087	46,032	157,799	37,423
Meliadine mine	84,671	109,313	283,410	215,746
Hope Bay mine	11,633	—	37,259	—
Canadian Malartic mine(ii)	93,439	76,673	306,766	179,221
Kittila mine	57,362	62,807	167,503	163,806
Southern Business
Pinos Altos mine	31,971	37,063	90,302	79,705
Creston Mascota mine	4,186	9,279	16,991	38,101
La India mine	11,989	24,406	34,633	58,122
Total operating margin(i)	521,978	567,809	1,583,118	1,160,366
Amortization of property, plant and mine development	192,392	173,173	548,816	456,147
Exploration, corporate and other	129,148	61,947	322,029	230,648
Income before income and mining taxes	200,438	332,689	712,273	473,571
Income and mining taxes expense	85,956	110,035	272,082	167,181
Net income for the period	$114,482	$222,654	$440,191	$306,390
Net income per share — basic	$0.47	$0.92	$1.81	$1.27
Net income per share — diluted	$0.47	$0.91	$1.80	$1.26
Cash flows:
Cash provided by operating activities	$290,963	$462,538	$1,054,271	$788,544
Cash used in investing activities	$(262,000)	$(205,893)	$(987,481)	$(561,797)
Cash used in financing activities	$(62,404)	$(268,802)	$(226,699)	$(228,390)
Realized prices:
Gold (per ounce)	$1,787	$1,911	$1,794	$1,753
Silver (per ounce)	$23.54	$25.35	$25.63	$19.21
Zinc (per tonne)	$2,967	$2,303	$2,852	$2,241
Copper (per tonne)	$9,031	$6,972	$9,623	$5,855

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	88,795	81,199	244,865	198,688
LaRonde Zone 5 mine	17,952	18,981	52,483	45,496
Goldex mine	28,823	31,008	98,132	88,033
Meadowbank Complex	89,706	74,921	255,570	140,679
Meliadine mine	97,024	96,757	289,844	226,107
Hope Bay mine	17,957	—	55,524	—
Canadian Malartic mine(ii)	86,803	76,398	268,459	197,946
Kittila mine	62,089	53,149	176,068	163,069
Southern Business
Pinos Altos mine	32,402	30,937	94,191	78,127
Creston Mascota mine	2,988	6,567	10,468	34,397
La India mine	17,124	22,776	38,869	62,581
Total gold (ounces)	541,663	492,693	1,584,473	1,235,123
Silver (thousands of ounces):
Northern Business
LaRonde mine	171	174	573	459
LaRonde Zone 5 mine	3	2	9	7
Goldex mine	—	—	1	1
Meadowbank Complex	25	18	72	40
Meliadine mine	7	7	22	19
Hope Bay mine	—	—	2	—
Canadian Malartic mine(ii)	70	81	221	260
Kittila mine	3	3	8	9
Southern Business
Pinos Altos mine	287	505	967	1,234
Creston Mascota mine	22	94	90	523
La India mine	6	14	29	51
Total silver (thousands of ounces)	594	898	1,994	2,603
Zinc (tonnes)	2,826	2,198	7,429	3,275
Copper (tonnes)	825	723	2,356	2,128

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	95,947	105,457	258,076	200,013
LaRonde Zone 5 mine	19,256	17,835	49,738	43,805
Goldex mine	29,534	30,421	98,885	87,789
Meadowbank Complex	91,474	72,390	251,670	140,083
Meliadine mine	82,005	92,775	274,517	227,884
Hope Bay mine	19,230	—	57,182	—
Canadian Malartic mine(ii)(iv)	81,511	75,568	254,439	187,852
Kittila mine	60,820	56,848	175,207	170,333
Southern Business
Pinos Altos mine	34,920	30,470	97,205	82,128
Creston Mascota mine	3,065	7,573	11,299	34,465
La India mine	15,675	20,958	40,248	61,840
Total gold (ounces)	533,437	510,295	1,568,466	1,236,192
Silver (thousands of ounces):
Northern Business
LaRonde mine	176	176	568	472
LaRonde Zone 5 mine	2	2	8	7
Goldex mine	—	—	1	1
Meadowbank Complex	30	9	75	33
Meliadine mine	7	4	24	17
Canadian Malartic mine(ii)(iv)	66	70	201	240
Kittila mine	2	4	7	9
Southern Business
Pinos Altos mine	305	489	997	1,307
Creston Mascota mine	23	101	114	528
La India mine	8	21	34	57
Total silver (thousands of ounces)	619	876	2,029	2,671
Zinc (tonnes)	2,744	1,570	8,279	3,403
Copper (tonnes)	833	739	2,365	2,121

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Total cash costs per ounce of gold produced — co-product basis(v):
Northern Business
LaRonde mine	$614	$619	$676	$658
LaRonde Zone 5 mine	797	683	793	750
Goldex mine	762	702	686	653
Meadowbank Complex(vi)	1,222	1,263	1,147	1,516
Meliadine mine(vii)(viii)	636	697	629	823
Hope Bay mine	1,333	—	1,053	—
Canadian Malartic mine(ii)(ix)	725	803	680	784
Kittila mine	827	814	844	777
Southern Business
Pinos Altos mine	1,059	1,103	1,108	1,065
Creston Mascota mine	636	1,175	568	841
La India mine	977	759	1,024	797
Weighted average total cash costs per ounce of gold produced	$839	$835	$816	$864
Total cash costs per ounce of gold produced — by-product basis(v):
Northern Business
LaRonde mine	$390	$428	$436	$508
LaRonde Zone 5 mine	794	681	789	747
Goldex mine	762	702	686	653
Meadowbank Complex(vi)	1,214	1,260	1,139	1,511
Meliadine mine(vii)(viii)	634	695	626	822
Hope Bay mine	1,333	—	1,053	—
Canadian Malartic mine(ii)(ix)	705	772	659	756
Kittila mine	826	813	843	776
Southern Business
Pinos Altos mine	854	677	847	740
Creston Mascota mine	486	771	322	565
La India mine	971	740	1,001	779
Weighted average total cash costs per ounce of gold produced	$784	$764	$755	$805

Notes:
(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Non-GAAP Financial Performance Measures — Operating Margin” for more information on the Company’s use of operating margin.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the nine months ended September 30, 2021 includes 348 ounces of gold from the Amaruq underground project at the Meadowbank Complex which were produced during this period, as commercial production at the Amaruq underground project has not yet been achieved. Payable production for the three and nine months ended September 30, 2021 includes 6,881 and 24,057 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. Payable production for the three and nine months ended September 30, 2020 each include 1,982 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. Payable production for the three and nine months ended September 30, 2020 includes 13,305 and 18,930 ounces of gold from the Canadian Malartic mine, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
(iv)
The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd.

(v)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne” for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

(vi)
The Meadowbank Complex’s cost calculations per ounce of gold produced for the nine months ended September 30, 2021 excludes 348 ounces of payable gold production which were produced during this period, as commercial production at the Amaruq underground project has not yet been achieved.

(vii)
The Meliadine mine’s cost calculations per ounce of gold produced for the three and nine months ended September 30, 2021 exclude 6,881 and 24,057 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(viii)
The Meliadine mine’s cost calculations per ounce of gold produced for the three and nine months ended September 30, 2020 each exclude 1,982 ounces of payable gold production, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(ix)
The Canadian Malartic mine’s cost calculations per ounce of gold produced for the three and nine months ended September 30, 2020 exclude 13,305 and 18,930 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended
	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
Operating margin(i):
Revenues from mining operations	$753,099	$671,878	$557,175	$980,612	$928,448	$934,392	$966,320	$974,065
Production costs	374,969	356,102	280,394	412,803	374,853	412,400	427,172	452,087
Total operating margin(i)	378,130	315,776	276,781	567,809	553,595	521,992	539,148	521,978
Operating margin(i) by mine:
Northern Business
LaRonde mine	111,865	45,194	60,954	144,364	123,528	93,728	115,617	125,770
LaRonde Zone 5 mine	12,954	10,851	11,007	21,522	19,965	12,598	15,252	19,449
Goldex mine	31,200	35,160	22,840	36,350	50,177	38,739	37,881	29,421
Meadowbank Complex	3,303	3,813	(12,422)	46,032	44,344	49,950	55,762	52,087
Meliadine mine	61,970	57,226	49,207	109,313	107,617	100,961	97,778	84,671
Hope Bay mine	—	—	—	—	—	11,230	14,396	11,633
Canadian Malartic mine(ii)	73,015	57,046	45,502	76,673	104,009	103,748	109,579	93,439
Kittila mine	39,666	41,910	59,089	62,807	38,442	58,703	51,438	57,362
Southern Business
Pinos Altos mine	28,004	28,057	14,585	37,063	39,900	26,426	31,905	31,971
Creston Mascota mine	4,041	17,591	11,231	9,279	4,573	7,634	5,171	4,186
La India mine	12,112	18,928	14,788	24,406	21,040	18,275	4,369	11,989
Total operating margin(i)	378,130	315,776	276,781	567,809	553,595	521,992	539,148	521,978
Impairment reversal	(345,821)	—	—	—	—	—	—	—
Amortization of property, plant and mine development	150,319	153,509	129,465	173,173	174,954	181,115	175,309	192,392
Exploration, corporate and other	69,687	138,936	29,765	61,947	84,647	111,289	81,592	129,148
Income before income and mining taxes	503,945	23,331	117,551	332,689	293,994	229,588	282,247	200,438
Income and mining taxes expense	172,250	44,896	12,250	110,035	88,777	93,440	92,686	85,956
Net income (loss) for the period	$331,695	$(21,565)	$105,301	$222,654	$205,217	$136,148	$189,561	$114,482
Net income (loss) per share — basic	$1.39	$(0.09)	$0.44	$0.92	$0.85	$0.56	$0.78	$0.47
Net income (loss) per share — diluted	$1.38	$(0.09)	$0.43	$0.91	$0.84	$0.56	$0.77	$0.47
Cash flows:
Cash provided by operating activities	$257,468	$163,358	$162,648	$462,538	$403,510	$356,387	$406,921	$290,963
Cash used in investing activities	$(167,211)	$(178,166)	$(177,738)	$(205,893)	$(247,015)	$(527,868)	$(197,613)	$(262,000)
Cash (used in) provided by financing activities	$(28,091)	$954,830	$(914,418)	$(268,802)	$(74,432)	$(100,134)	$(64,161)	$(62,404)

Notes:
(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Non-GAAP Financial Performance Measures — Operating Margin” for more information on the Company’s use of operating margin.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at September 30, 2021	As at December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$241,512	$402,527
Short-term investments	2,112	3,936
Trade receivables (Note 6)	12,898	11,867
Inventories (Note 7)	878,374	630,474
Income taxes recoverable	12,791	3,656
Fair value of derivative financial instruments (Notes 6 and 17)	16,311	35,516
Other current assets (Note 8A)	246,770	159,212
Total current assets	1,410,768	1,247,188
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development (Notes 9 and 11)	7,606,293	7,325,418
Investments (Notes 6, 10 and 17)	291,529	375,103
Other assets (Note 8B)	335,062	259,254
Total assets	$10,051,444	$9,614,755
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$512,130	$363,801
Reclamation provision	22,102	15,270
Interest payable	25,780	12,184
Income taxes payable	40,511	102,687
Lease obligations (Note 11)	32,339	20,852
Current portion of long-term debt (Note 12)	225,000	—
Fair value of derivative financial instruments (Notes 6 and 17)	26,035	904
Total current liabilities	883,897	515,698
Non-current liabilities:
Long-term debt (Note 12)	1,342,127	1,565,241
Lease obligations (Note 11)	92,115	99,423
Reclamation provision	698,035	651,783
Deferred income and mining tax liabilities	1,069,945	1,036,061
Other liabilities	70,695	63,336
Total liabilities	4,156,814	3,931,542
EQUITY
Common shares (Note 13):
Outstanding — 244,865,927 common shares issued, less 544,147 shares held in trust	5,828,276	5,751,479
Stock options (Notes 13 and 14)	188,726	175,640
Contributed surplus	37,254	37,254
Deficit	(186,889)	(366,412)
Other reserves (Note 15)	27,263	85,252
Total equity	5,894,630	5,683,213
Total liabilities and equity	$10,051,444	$9,614,755
Commitments and contingencies (Note 20)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
REVENUES
Revenues from mining operations (Note 16)	$974,065	$980,612	$2,874,777	$2,209,665
COSTS AND EXPENSES
Production(i)	452,087	412,803	1,291,659	1,049,299
Exploration and corporate development	42,141	30,488	110,792	74,468
Amortization of property, plant and mine development	192,392	173,173	548,816	456,147
General and administrative	31,315	26,291	107,573	82,380
Finance costs	22,780	21,439	68,209	74,201
Loss (gain) on derivative financial instruments (Note 17)	35,420	(29,724)	35,366	(49,297)
Foreign currency translation (gain) loss	(6,478)	4,321	(7,116)	11,489
Other expenses (Note 18)	3,970	9,132	7,205	37,407
Income before income and mining taxes	200,438	332,689	712,273	473,571
Income and mining taxes expense	85,956	110,035	272,082	167,181
Net income for the period	$114,482	$222,654	$440,191	$306,390
Net income per share — basic (Note 13)	$0.47	$0.92	$1.81	$1.27
Net income per share — diluted (Note 13)	$0.47	$0.91	$1.80	$1.26
Cash dividends declared per common share	$0.35	$0.20	$1.05	$0.60

Note:
(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net income for the period	$114,482	$222,654	$440,191	$306,390
Items that may be subsequently reclassified to net income:
Derivative financial instruments:
Cash flow hedge reserve	—	—	—	(12,823)
Reclassified from the cash flow hedge reserve to net income (Note 15)	294	294	882	565
	294	294	882	(12,258)
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement loss on pension benefit obligations	(450)	(503)	(1,359)	(1,227)
Income tax impact	117	130	354	358
Equity securities (Note 15):
Net change in fair value of equity securities at fair value through other comprehensive income (“FVOCI”)	(41,294)	31,941	(72,262)	101,973
Income tax impact	4,396	(4,093)	8,502	(5,199)
	(37,231)	27,475	(64,765)	95,905
Other comprehensive (loss) income for the period	(36,937)	27,769	(63,883)	83,647
Comprehensive income for the period	$77,545	$250,423	$376,308	$390,037
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Contributed Surplus	Deficit	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2019	239,619,035	$5,589,352	$180,160	$37,254	$(647,330)	$(47,922)	$5,111,514
Net income	—	—	—	—	306,390	—	306,390
Other comprehensive (loss) income	—	—	—	—	(869)	84,516	83,647
Total comprehensive income	—	—	—	—	305,521	84,516	390,037
Transactions with owners:
Shares issued under employee stock option plan (Notes 13 and 14A)	2,138,335	109,268	(20,139)	—	—	—	89,129
Stock options (Notes 13 and 14A)	—	—	12,891	—	—	—	12,891
Shares issued under incentive share purchase plan (Note 14B)	267,560	14,741	—	—	—	—	14,741
Shares issued under dividend reinvestment plan	417,528	25,742	—	—	—	—	25,742
Dividends declared ($0.60 per share)	—	—	—	—	(144,150)	—	(144,150)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 13 and 14C,D)	(92,079)	(15,885)	—	—	—	—	(15,885)
Balance at September 30, 2020	242,350,379	$5,723,218	$172,912	$37,254	$(485,959)	$36,594	$5,484,019
Balance at December 31, 2020	242,884,314	$5,751,479	$175,640	$37,254	$(366,412)	$85,252	$5,683,213
Net income	—	—	—	—	440,191	—	440,191
Other comprehensive loss	—	—	—	—	(1,005)	(62,878)	(63,883)
Total comprehensive income (loss)	—	—	—	—	439,186	(62,878)	376,308
Transfer of loss on disposal of equity securities at FVOCI to deficit	—	—	—	—	(4,889)	4,889	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 13 and 14A)	361,527	20,466	(3,502)	—	—	—	16,964
Stock options (Notes 13 and 14A)	—	—	16,588	—	—	—	16,588
Shares issued under incentive share purchase plan (Note 14B)	367,274	20,673	—	—	—	—	20,673
Shares issued under dividend reinvestment plan	835,931	49,229	—	—	—	—	49,229
Dividends declared ($1.05 per share)	—	—	—	—	(254,774)	—	(254,774)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 13 and 14C,D)	(127,266)	(13,571)	—	—	—	—	(13,571)
Balance at September 30, 2021	244,321,780	$5,828,276	$188,726	$37,254	$(186,889)	$27,263	$5,894,630
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income for the period	$114,482	$222,654	$440,191	$306,390
Add (deduct) adjusting items:
Amortization of property, plant and mine development	192,392	173,173	548,816	456,147
Deferred income and mining taxes	51,271	46,927	152,460	75,350
Unrealized loss (gain) on currency and commodity derivatives (Note 17)	27,947	(8,332)	44,337	(8,327)
Unrealized loss (gain) on warrants (Note 17)	17,851	(20,854)	31,440	(52,682)
Stock-based compensation (Note 14)	13,449	12,194	45,028	38,724
Foreign currency translation (gain) loss	(6,478)	4,321	(7,116)	11,489
Other	2,726	4,298	5,864	(2,772)
Changes in non-cash working capital balances:
Trade receivables	3,386	(2,457)	(1,031)	(847)
Income taxes	(2,664)	32,630	(70,751)	12,477
Inventories	(154,611)	(51,084)	(175,284)	(93,686)
Other current assets	(24,570)	6,567	(80,376)	4,437
Accounts payable and accrued liabilities	43,341	30,151	108,652	34,265
Interest payable	12,441	12,350	12,041	7,579
Cash provided by operating activities	290,963	462,538	1,054,271	788,544
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 9)	(244,594)	(195,334)	(630,786)	(534,604)
Acquisition of TMAC, net of cash and cash equivalents (Note 5)	—	—	(185,898)	—
Advance to TMAC to fund repayment of debt (Note 5)	—	—	(105,000)	—
Payment to repurchase the Hope Bay royalty (Note 5)	—	—	(50,000)	—
Proceeds from sale of property, plant and mine development	507	354	1,049	727
Net sales of short-term investments	1,158	1,255	1,824	370
Net proceeds from sale of equity securities and other investments (Note 10)	—	—	4,173	8,759
Purchases of equity securities and other investments (Note 10)	(19,071)	(12,168)	(29,920)	(37,049)
Payments for financial assets at amortized cost	—	—	(16,000)	—
Decrease in restricted cash	—	—	23,077	—
Cash used in investing activities	(262,000)	(205,893)	(987,481)	(561,797)
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 12)	110,000	75,000	450,000	1,075,000
Repayment of Credit Facility (Note 12)	(110,000)	(325,000)	(450,000)	(1,075,000)
Proceeds from Senior Notes issuance (Note 12)	—	—	—	200,000
Repayment of Senior Notes (Note 12)	—	—	—	(360,000)
Long-term debt financing costs (Note 12)	—	—	—	(1,597)
Repayment of lease obligations	(1,823)	(4,119)	(17,294)	(11,598)
Dividends paid	(65,586)	(39,844)	(205,594)	(118,407)
Repurchase of common shares for stock-based compensation plans (Note 14)	—	—	(34,606)	(35,930)
Proceeds on exercise of stock options (Note 14A)	319	21,236	16,964	89,289
Common shares issued	4,686	3,925	13,831	9,853
Cash used in financing activities	(62,404)	(268,802)	(226,699)	(228,390)
Effect of exchange rate changes on cash and cash equivalents	(2,717)	(1,516)	(1,106)	(4,370)
Net decrease in cash and cash equivalents during the period	(36,158)	(13,673)	(161,015)	(6,013)
Cash and cash equivalents, beginning of period	277,670	329,557	402,527	321,897
Cash and cash equivalents, end of period	$241,512	$315,884	$241,512	$315,884
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,696	$7,417	$49,749	$61,864
Income and mining taxes paid	$38,153	$31,086	$191,324	$84,139
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on October 27, 2021.
2.
BASIS OF PRESENTATION

A)
Statement of Compliance

The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) in United States (“US”) dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements.
These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2020 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Form 40-F for the year ended December 31, 2020, which were prepared in accordance with IFRS.
In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2021 and December 31, 2020 and the results of operations and cash flows for the three and nine months ended September 30, 2021 and September 30, 2020.
Operating results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2021.
B)
Basis of Presentation

Overview
These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
Subsidiaries
These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company’s involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.
Joint Arrangements
A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.
A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
2.
BASIS OF PRESENTATION (Continued)

the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations from the date that joint control commenced. Agnico Eagle’s 50% interest in each of Canadian Malartic Corporation and Canadian Malartic GP, the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.
3.
ACCOUNTING POLICIES

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2020 annual audited consolidated financial statements.
Recently Issued Accounting Pronouncements
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the condensed interim consolidated statements of income. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. Adoption of the standard on the effective date and applying it retrospectively to the fiscal year beginning January 1, 2021 will result in a restatement to increase revenue from mining operations and related production costs from the sale of pre-commercial gold production in 2021, with a corresponding increase in the cost of property plant and mine development. The Company will continue to evaluate the extent of the impact of the amendments on its financial statements.
Comparative Figures
Certain figures in the comparative condensed interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of these financial statements as at and for the three and nine months ended September 30, 2021.
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.
5.
ACQUISITION

TMAC
On February 2, 2021, the Company completed the purchase of all the issued and outstanding common shares and equity instruments exchangeable for common shares of TMAC which owns and operates the Hope Bay mine, and also owns exploration properties in the Kitikmeot region of Nunavut.
Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination using the acquisition method of accounting. The aggregate preliminary purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Purchase of TMAC common shares for C$2.20 per share	$225,580

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
5.
ACQUISITION (Continued)

Assets acquired and liabilities assumed have been recorded at their preliminary estimates of fair value at the date of acquisition as follows:
Cash and cash equivalents	$39,682
Restricted cash	21,796
Inventories	84,576
Other current assets	2,028
Property, plant and mine development	206,507
Deferred income tax asset(i)	109,700
Accounts payable and accrued and other liabilities(ii)	(84,805)
Advance due to Agnico Eagle	(105,000)
Reclamation provision	(48,904)
Total assets acquired, net of liabilities assumed	$225,580

Notes:
(i)
Included with deferred income and mining tax liabilities in the condensed interim consolidated balance sheets

(ii)
Included $50.0 million payable to repurchase the Hope Bay 1.5% net smelter return royalty

The fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which will not exceed twelve months from the acquisition date. Where preliminary values are used in accounting for a business combination, they may be materially adjusted retrospectively in subsequent periods. In particular, the Company will continue to evaluate new information about the facts and circumstances that existed as of the acquisition date pertaining to the fair value of property, plant and mine development, deferred income tax asset and reclamation provision.
Immediately prior to the closing of the transaction and in accordance with its terms, TMAC long-term debt was retired and the Company partially funded the repayment. The acquisition also triggered a one-time option for TMAC to buy-back a 1.5% net smelter return royalty on the Hope Bay property from Maverix Metals Inc. which was exercised prior to closing for $50.0 million with the payment made shortly after the acquisition date.
The Company incurred acquisition-related costs of $2.9 million which are recorded in other expenses in the condensed interim consolidated statements of income.
The results of operations have been consolidated with those of the Company from the date of acquisition and included in the Hope Bay operating segment. Pro forma disclosures as if TMAC was acquired at the beginning of the fiscal year have not been presented as they are not considered material to the Company’s condensed interim consolidated financial statements.
6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
6.
FAIR VALUE MEASUREMENT (Continued)

During the three and nine months ended September 30, 2021, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2021 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$12,898	$—	$12,898
Equity securities (FVOCI)	205,778	26,430	—	232,208
Fair value of derivative financial instruments	—	75,632	—	75,632
Total financial assets	$205,778	$114,960	$—	$320,738
Financial liabilities:
Fair value of derivative financial instruments	$—	$26,035	$—	$26,035
Total financial liabilities	$—	$26,035	$—	$26,035
Valuation Techniques
Trade Receivables
Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).
Equity Securities and Warrants
Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy). The Company also holds share purchase warrants of certain publicly traded entities where it has an investment in equity securities. Share purchase warrants are accounted for as derivative financial instruments (below) and presented as part of investments in the condensed interim consolidated balance sheets.
Derivative Financial Instruments
Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded on the condensed interim consolidated balance sheets at September 30, 2021 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company’s credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. See Note 12.
Lease obligations are recorded on the condensed interim consolidated balance sheets at September 30, 2021 at amortized cost. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease obligations is the present value of the future lease payments discounted at the Company’s current incremental borrowing rate. The fair value of lease obligations is not materially different from the carrying amounts as at September 30, 2021.
Loans receivable and other non-current receivables are included in the other asset line item in the condensed interim consolidated balance sheets at September 30, 2021 at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at September 30, 2021. See Note 8B.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
7.
INVENTORIES

During the three months ended September 30, 2021, impairment losses of $7.2 million (2020 — $2.3 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value. During the nine months ended September 30, 2021, impairment losses of $18.9 million (2020 — $19.9 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.
8.
OTHER ASSETS

A)
Other Current Assets

	As at September 30, 2021	As at December 31, 2020
Federal, provincial and other sales taxes receivable	$83,748	$67,666
Prepaid expenses	138,060	72,502
Other	24,962	19,044
Total other current assets	$246,770	$159,212

B)
Other Assets

	As at September 30, 2021	As at December 31, 2020
Non-current ore in stockpiles and on leach pads	$253,348	$198,044
Non-current prepaid expenses	28,215	26,945
Non-current loans receivable	37,768	21,247
Non-current other receivables	12,475	8,238
Other	3,256	4,780
Total other assets	$335,062	$259,254
On December 18, 2019, the Company entered into a loan agreement with Orla Mining Ltd. (“Orla”) and a group of lenders to provide Orla with a five year credit facility in the principal amount of $125.0 million, to bear interest at 8.8% per annum payable quarterly, maturing on December 18, 2024 and collateralized by certain mining assets of Orla. The Company’s aggregate financing commitment under the loan agreement is $40.0 million which has been fulfilled in three tranches, $8.0 million in 2019, $16.0 million in 2020, and the remaining $16.0 million in the nine months ended September 30, 2021. In consideration for the funding commitment, the Company was issued 10,400,000 share purchase warrants of Orla, exercisable at a share price of C$3.00 per Orla common share at any time prior to December 18, 2026. The loan is accounted for at amortized cost using the effective interest rate method; the warrants are accounted for at fair value through profit and loss and included in the investments line item in the consolidated balance sheets.
9.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the nine months ended September 30, 2021, $673.1 million of additions (year ended December 31, 2020 — $987.9 million) were capitalized to property, plant and mine development.
Total borrowing costs capitalized to property, plant and mine development during the nine months ended September 30, 2021 were approximately $2.5 million (year ended December 31, 2020 — $2.8 million) at a capitalization rate of 1.19% (year ended December 31, 2020 — 1.18%).
During the nine months ended September 30, 2021, the Company produced and sold pre-commercial gold production from the Tiriganiaq open pit deposit at the Meliadine mine and the Amaruq underground project at the Meadowbank Complex. The Company deducts revenues from mining operations earned prior to commercial production from the cost of the related property, plant and mine development. During the nine months ended September 30, 2021, the Company earned $43.3 million of pre-commercial production revenue (year ended December 31, 2020 — $59.2 million).
Assets with a net book value of $6.5 million were disposed of by the Company during the nine months ended September 30, 2021 (year ended December 31, 2020 — $15.2 million), resulting in a loss on disposal of $5.3 million (year ended December 31, 2020 — $14.2 million) which was recorded in the other expenses line item in the condensed interim consolidated statements of income.
See Note 20 to these condensed interim consolidated financial statements for capital commitments.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
10.
INVESTMENTS

	As at September 30, 2021	As at December 31, 2020
Equity securities	$232,208	$282,356
Share purchase warrants	59,321	92,747
Total investments	$291,529	$375,103

11.
LEASES

The Company is party to a number of contracts that contain a lease including office facilities, storage facilities, and various plant and equipment. Leases of low value assets, short-term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation and a right-of-use asset, and expenses are included in operating costs in the condensed interim consolidated statements of income.
During the three and nine months ended September 30, 2021, the Company recognized the following amounts:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Amortization expense on right-of-use assets	$4,963	$3,692	$13,689	$10,747
Interest expense on lease obligations	$525	$540	$1,554	$1,481
Additions and modifications to right-of-use assets, net of disposals	$12,961	$6,264	$26,191	$9,771
Additions to right-of-use assets in the nine months ended September 30, 2021 include $1.8 million related to the acquisition of TMAC.
12.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at September 30, 2021 and December 31, 2020:
		As at September 30, 2021				As at December 31, 2020
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 6.77%	$1,575,000	$(6,208)	$1,568,792	$1,754,184	$1,568,009	$1,827,020
Credit Facility	Variable	—	(1,665)	(1,665)	(1,665)	(2,768)	(2,768)
Total long-term debt		$1,575,000	$(7,873)	$1,567,127	$1,752,519	$1,565,241	$1,824,252
The following table sets out the long-term debt included in the condensed interim consolidate balance sheets:
	As at September 30, 2021	As at December 31, 2020
Current portion of long-term debt	$225,000	$—
Non-current portion of long-term debt	1,342,127	1,565,241
Total long-term debt	$1,567,127	$1,565,241
Credit Facility
During the nine months ended September 30, 2021, Credit Facility drawdowns and repayments totaled $450.0 million (nine months ended September 30, 2020 — $1,075.0 million). As at September 30, 2021, $1,199.1 million was available for future drawdown under the Credit Facility (December 31, 2020 — $1,199.1 million). Credit Facility availability is reduced by outstanding letters of credit which were $0.9 million as at September 30, 2021 (December 31, 2020 — $0.9 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
13.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net income for the period	$114,482	$222,654	$440,191	$306,390
Weighted average number of common shares outstanding — basic (in thousands)	243,932	242,059	243,106	241,152
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	601	704	950	751
Add: Dilutive impact of employee stock options	407	1,104	503	787
Weighted average number of common shares outstanding — diluted (in thousands)	244,940	243,867	244,559	242,690
Net income per share — basic	$0.47	$0.92	$1.81	$1.27
Net income per share — diluted	$0.47	$0.91	$1.80	$1.26
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three months ended September 30, 2021, 2,819,599 (2020 — nil) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the nine months ended September 30, 2021, 2,819,599 (2020 — nil) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.
14.
STOCK-BASED COMPENSATION

A)
Employee Stock Option Plan (“ESOP”)

The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Nine Months Ended September 30, 2021			Nine Months Ended September 30, 2020
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,421,404	C$	65.27	4,122,300	C$	54.86
Granted	1,590,750		89.59	1,583,150		80.04
Exercised	(361,527)		58.98	(2,138,335)		56.34
Forfeited	(41,198)		80.61	(122,036)		64.73
Outstanding, end of period	4,609,429	C$	74.02	3,445,079	C$	65.16
Options exercisable, end of period	2,193,614	C$	67.71	880,713	C$	60.39
The average share price of Agnico Eagle’s common shares during the nine months ended September 30, 2021 was C$79.03 (2020 — C$84.81).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
14.
STOCK-BASED COMPENSATION (Continued)

Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Nine Months Ended September 30,
	2021	2020
Risk-free interest rate	0.54%	1.92%
Expected life of stock options (in years)	2.4	2.4
Expected volatility of Agnico Eagle’s share price	38.0%	27.5%
Expected dividend yield	2.2%	1.2%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.
Compensation expense related to the ESOP amounted to $3.9 million for the three months ended September 30, 2021 (2020 — $3.1 million) and $16.6 million for the nine months ended September 30, 2021 (2020 — $12.9 million).
B)
Incentive Share Purchase Plan (“ISPP”)

During the nine months ended September 30, 2021, 367,274 common shares were subscribed for under the ISPP (2020 — 267,560) for a value of $20.7 million (2020 — $14.7 million). The total compensation cost recognized during the three months ended September 30, 2021 related to the ISPP was $2.3 million (2020 — $1.9 million) and $6.9 million for the nine months ended September 30, 2021 (2020 — $4.9 million).
C)
Restricted Share Unit (“RSU”) Plan

During the nine months ended September 30, 2021, 317,114 (2020 — 303,732) RSUs were granted with a grant date fair value of $23.6 million (2020 — $18.4 million). In the first nine months of 2021, the Company funded the RSU plan by transferring $23.6 million (2020 — $18.4 million) to an employee benefit trust that then purchased common shares of the Company in the open market.
Compensation expense related to the RSU plan was $4.8 million for the three months ended September 30, 2021 (2020 — $4.4 million) and $17.0 million for the nine months ended September 30, 2021 (2020 — $15.5 million). Compensation expense related to the RSU plan is included in the general and administrative line item of the condensed interim consolidated statements of income.
D)
Performance Share Unit (“PSU”) Plan

During the nine months ended September 30, 2021, 148,500 (2020 — 167,500) PSUs were granted. In the first nine months of 2021, the Company funded the PSU plan by transferring $11.1 million (2020 — $10.1 million) to an employee benefit trust that then purchased common shares of the Company in the open market.
Compensation expense related to the PSU plan was $2.7 million for the three months ended September 30, 2021 (2020 — $2.6 million) and $7.7 million for the nine months ended September 30, 2021 (2020 — $7.5 million). Compensation expense related to the PSU plan is included in the general and administrative line item of the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
15.
OTHER RESERVES

The following table sets out the movements in other reserves for the nine months ended September 30, 2021 and 2020:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2019	$(47,922)	$—	$(47,922)
Net change in cash flow hedge reserve	—	(12,258)	(12,258)
Net change in fair value of equity securities at FVOCI	96,774	—	96,774
Balance at September 30, 2020	$48,852	$(12,258)	$36,594
Balance at December 31, 2020	$97,216	$(11,964)	$85,252
Net change in cash flow hedge reserve	—	882	882
Transfer of loss on disposal of equity securities at FVOCI to deficit	4,889	—	4,889
Net change in fair value of equity securities at FVOCI	(63,760)	—	(63,760)
Balance at September 30, 2021	$38,345	$(11,082)	$27,263
The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the condensed interim consolidated statements of income.
16.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenues from contracts with customers	$974,085	$980,261	$2,873,335	$2,209,810
Provisional pricing adjustments on concentrate sales	(20)	351	1,442	(145)
Total revenues from mining operations	$974,065	$980,612	$2,874,777	$2,209,665
The following table sets out the disaggregation of revenues by metal:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenues from contracts with customers:
Gold	$949,353	$952,955	$2,790,609	$2,146,538
Silver	15,579	22,905	55,508	52,777
Zinc	4,040	257	9,174	1,311
Copper	5,113	4,144	18,044	9,184
Total revenues from contracts with customers	$974,085	$980,261	$2,873,335	$2,209,810

17.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at September 30, 2021, the Company had outstanding derivative contracts related to $2,175.1 million of 2021, 2022 and 2023 expenditures (December 31, 2020 — $1,188.0 million). The Company recognized mark-to-market adjustments in the loss (gain) on

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
17.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2021 and 2020 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at September 30, 2021 or December 31, 2020. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Nunavut operations’ diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at September 30, 2021 relating to 11.5 million gallons of heating oil (December 31, 2020 — 24.0 million). The related mark-to-market adjustments prior to settlement were recognized in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.
Share Purchase Warrants
The Company holds warrants to acquire equity securities of certain issuers in the mining industry. These warrants are not part of the Company’s core operations, and accordingly, gains and losses from these investments are not representative of the Company’s performance during the year.
The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Premiums realized on written foreign exchange call options	$(321)	$(319)	$(1,766)	$(1,315)
Unrealized loss (gain) on warrants	17,851	(20,854)	31,440	(52,682)
Realized (gain) loss on currency and commodity derivatives	(10,057)	(219)	(38,645)	13,027
Unrealized loss (gain) on currency and commodity derivatives	27,947	(8,332)	44,337	(8,327)
Loss (gain) on derivative financial instruments	$35,420	$(29,724)	$35,366	$(49,297)
Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income and through the unrealized loss (gain) on currency and commodity derivatives and the unrealized loss (gain) on warrants line items of the condensed interim consolidated statements of cash flows.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
18.
OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the condensed interim consolidated statements of income:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Loss on disposal of property, plant and mine development (Note 9)	$949	$4,762	$5,337	$8,492
Gain on sale of exploration properties	—	—	(10,000)	—
Interest income	(1,136)	(1,169)	(2,921)	(4,913)
Temporary suspension and other costs due to COVID-19	1,783	3,710	9,833	29,807
Other	2,374	1,829	4,956	4,021
Total other expenses	$3,970	$9,132	$7,205	$37,407
On March 19, 2021, the Company completed the sale of certain non-strategic exploration properties in exchange for aggregate consideration of $10.0 million in cash and shares of the purchasers, receivable over time on the transaction anniversary each year until March 19, 2024. As all exploration costs related to these properties were expensed when incurred, the carrying value of the properties at the transaction closing was nil and the Company recognized a gain on sale equal to the consideration amount of $10.0 million. The amount receivable of $8.5 million is included in the other current assets and other assets line items in the condensed interim consolidated balance sheets.
In the nine months ended September 30, 2021, other costs due to the COVID-19 pandemic include primarily payroll costs of Nunavut-based employees who were not permitted to return to work to prevent or curtail community transmission of COVID-19. In the nine months ended September 30, 2020, temporary suspension and other costs due to COVID-19 included primarily payroll and other incidental costs associated with maintaining the sites and properties placed on temporary suspension or reduced operations, and payroll costs associated with employees who were not working during the period of reduced or suspended operations.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
19.
SEGMENTED INFORMATION

	Nine Months Ended September 30, 2021
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$505,105	$(169,990)	$—	$335,115
LaRonde Zone 5 mine	89,108	(41,809)	—	47,299
Goldex mine	177,038	(70,997)	—	106,041
Meadowbank Complex	452,585	(294,786)	—	157,799
Meliadine mine	450,898	(167,488)	—	283,410
Hope Bay mine	101,234	(63,975)	—	37,259
Canadian Malartic joint operation	488,085	(181,319)	(3,518)	303,248
Kittila mine	315,247	(147,744)	—	167,503
Total Northern Business	2,579,300	(1,138,108)	(3,518)	1,437,674
Southern Business:
Pinos Altos mine	199,092	(108,790)	—	90,302
Creston Mascota mine	23,190	(6,199)	—	16,991
La India mine	73,195	(38,562)	—	34,633
Total Southern Business	295,477	(153,551)	—	141,926
Exploration	—	—	(107,274)	(107,274)
Segment totals	$2,874,777	$(1,291,659)	$(110,792)	$1,472,326
Total segments income				$1,472,326
Corporate and other:
Amortization of property, plant and mine development				(548,816)
General and administrative				(107,573)
Finance costs				(68,209)
Loss on derivative financial instruments				(35,366)
Foreign currency translation gain				7,116
Other expenses				(7,205)
Income before income and mining taxes				$712,273

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
19.
SEGMENTED INFORMATION (Continued)

	Nine Months Ended September 30, 2020
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$377,482	$(126,970)	$—	$250,512
LaRonde Zone 5 mine	77,134	(33,754)	—	43,380
Goldex mine	152,356	(58,006)	—	94,350
Meadowbank Complex	247,528	(210,105)	(1,040)	36,383
Meliadine mine	398,269	(182,523)	—	215,746
Canadian Malartic joint operation	316,864	(137,643)	(10,098)	169,123
Kittila mine	296,277	(132,471)	—	163,806
Total Northern Business	1,865,910	(881,472)	(11,138)	973,300
Southern Business:
Pinos Altos mine	166,938	(87,233)	—	79,705
Creston Mascota mine	67,118	(29,017)	—	38,101
La India mine	109,699	(51,577)	—	58,122
Total Southern Business	343,755	(167,827)	—	175,928
Exploration	—	—	(63,330)	(63,330)
Segment totals	$2,209,665	$(1,049,299)	$(74,468)	$1,085,898
Total segments income				$1,085,898
Corporate and other:
Amortization of property, plant and mine development				(456,147)
General and administrative				(82,380)
Finance costs				(74,201)
Gain on derivative financial instruments				49,297
Foreign currency translation loss				(11,489)
Other expenses				(37,407)
Income before income and mining taxes				$473,571

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
19.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	September 30, 2020	December 31, 2020
Northern Business:
LaRonde mine	$934,022	$852,171
LaRonde Zone 5 mine	86,776	71,545
Goldex mine	306,568	296,713
Meadowbank Complex	1,227,697	1,037,459
Meliadine mine	2,277,678	2,198,564
Hope Bay mine	355,639	—
Canadian Malartic joint operation	1,508,277	1,542,916
Kittila mine	1,591,821	1,590,795
Total Northern Business	8,288,478	7,590,163
Southern Business:
Pinos Altos mine	477,776	458,786
Creston Mascota mine	4,953	8,008
La India mine	241,965	228,120
Total Southern Business	724,694	694,914
Exploration	504,325	434,809
Corporate and other	533,947	894,869
Total assets	$10,051,444	$9,614,755

20.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2021, the total amount of these guarantees was $531.1 million.
As at September 30, 2021 the Company had $49.9 million of commitments related to capital expenditures.
21.
SUBSEQUENT EVENTS

Dividends Declared
On October 27, 2021, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.35 per common share (a total value of approximately $85.5 million), payable on December 15, 2021 to holders of record of the common shares of the Company on December 1, 2021.
Agreement with Kirkland Lake Gold Ltd. (“Kirkland”)
On September 28, 2021 Agnico Eagle and Kirkland entered into an agreement (the “Agreement”) pursuant to which Agnico agreed, subject to certain terms and conditions, to acquire all of the issued and outstanding common shares of Kirkland (the “Acquisition”) with the combined company to continue under the name “Agnico Eagle Mines Limited”. The Boards of Directors of Agnico Eagle and Kirkland have unanimously approved the Agreement and have recommended that shareholders of Agnico Eagle and Kirkland, respectively, approve the Acquisition.
Pursuant to the Agreement, Kirkland shareholders will receive 0.7935 of an Agnico Eagle common share for each Kirkland common share held. Upon closing, existing Agnico Eagle and Kirkland shareholders will own approximately 54% and 46% of the company, respectively.
The Acquisition will be effected through a plan of arrangement of Kirkland under the Business Corporations Act (Ontario). The arrangement will require the approval of at least 66 2/3% of the votes cast by the shareholders of Kirkland voting at a special meeting

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2021
21.
SUBSEQUENT EVENTS (Continued)

of shareholders. The issuance of shares by Agnico Eagle in connection with the Acquisition is subject to the approval of a simple majority of votes cast by Agnico Eagle shareholders at a special meeting of shareholders.
The Acquisition is also subject to closing conditions customary in transactions of this nature, including receipt of Foreign Acquisitions and Takeovers Act 1975 (Cth) (Australia) clearance, Ontario court approval and applicable stock exchange approvals. The Agreement includes reciprocal non-solicitation provisions, a reciprocal $450 million termination fee and a reciprocal $20 million expense reimbursement payable in certain circumstances.
It is anticipated that both shareholder meetings will take place on November 26, 2021 and that closing will occur in December 2021 or in the first quarter of 2022 subject to satisfaction of the conditions under the Agreement.